

2022
PROXY STATEMENT

Annual Meeting
May 16, 2022
10:30 a.m., CDT

This is Middleby

With a rich history of more than a century for many of our brands, The Middleby Corporation is a world leader in three business segments: commercial kitchens, food processing and residential kitchens.

Middleby is proud to be built on trusted, long-standing relationships with customers, suppliers, stockholders and employees. We also pride ourselves on consistently delivering new award-winning innovation to the marketplaces we serve. Trends change, and we do as well, in order to best meet the ever-evolving needs of our customers.

Middleby is well-known for disrupting our industry with advanced innovation and new processes across all of our business platforms. These innovations deliver speed, labor reduction, food safety, employee safety, energy savings and other sustainable and green operating benefits to our customers.



Commercial Foodservice

Middleby is the worldwide leader in innovative solutions for commercial foodservice. We develop and manufacture advanced cooking, warming, beverage and cooling equipment, along with innovative IoT and robotics solutions to enhance operations for commercial foodservice operators. Middleby brands can be found in a wide array of foodservice businesses, including quick service, fast casual, pizza, ghost kitchen, casual and fine dining establishments, grocery and convenience stores; and institutional commissaries and stadiums.



Residential

Middleby is a global leader in premium, residential kitchen and outdoor cooking appliances. Our brands are known and respected by consumers around the world. Our in-home products are not only technologically advanced; they also are sought after for their classic and contemporary kitchen design. Our outdoor cooking brands drive consumer trends to enhance and simplify the backyard grilling experience.



Food Processing

Middleby develops innovative, industry-leading solutions for industrial protein processing, high-volume baking, and other specialty areas where automated and large scale food production is required. With a broad offering of highly respected brands and advanced technologies, Middleby has the ability to fully integrate a wide array of solutions to deliver efficiency, flexibility, quality and consistency.

MIDDLEBY

May 16, 2022
10:30 a.m., CDT

Virtual Meeting
www.virtualshareholdermeeting.com/MIDD2022

NOTICE
of Annual Meeting
of Stockholders

The Annual Meeting of Stockholders of The Middleby Corporation will be held for the following purposes:

AGENDA

1. To elect seven directors to hold office until the 2023 Annual Meeting.
2. To approve, on an advisory basis, the compensation of our executive officers.
3. To ratify the selection of Ernst & Young LLP as Middleby's independent public accountants for the fiscal year ending December 31, 2022.
4. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

RECORD DATE :

March 18, 2022

By Order of the Board of Directors
Martin M. Lindsay
Chief Risk and Administration Officer, Treasurer and Secretary

WHO MAY VOTE:

Your vote is important to us. Even if you plan to attend the Annual Meeting virtually, we urge you to return your proxy promptly. For more information about how to vote, please see *"Information About the Annual Meeting,"* which begins on page 52.

HOW TO ATTEND:

To attend and register for the virtual meeting, please see *"Information About the Annual Meeting,"* which begins on page 52.

DELIVERY OF ANNUAL MEETING MATERIALS:

The Notice of Internet Availability of Proxy Materials, this Proxy Statement, and Middleby's Annual Report on Form 10-K for the fiscal year ended January 1, 2022, are being distributed or made available to stockholders on or about March 31, 2022.

As part of our precautions regarding COVID-19, we are holding the Annual Meeting virtually. In order to attend and participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction card. You may also ask questions, vote online, and examine our stockholder list during the meeting by following the instructions provided at www.virtualshareholdermeeting.com/MIDD2022 during the Annual Meeting. A list of stockholders entitled to vote at the annual meeting will be available for stockholders as of the record date upon request by sending an email to legal@middleby.com.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.



INTERNET
Visit the website on your proxy card.



BY TELEPHONE
Call the telephone number on your proxy card.



BY MAIL
Sign, date and return your proxy card in the enclosed envelope.



IN PERSON
Attend the annual meeting virtually. See page 52 for instructions on how to attend.

TABLE OF
CONTENTS

Proxy Summary

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION FROM THIS PROXY STATEMENT, BUT DOES NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER. PLEASE READ THE ENTIRE PROXY STATEMENT BEFORE VOTING YOUR SHARES. FOR MORE COMPLETE INFORMATION REGARDING MIDDLEBY'S 2021 PERFORMANCE, PLEASE REVIEW OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 1, 2022.



WHEN
Monday, May 16, 2022,
at 10:30 a.m. (CDT)



WHERE
Virtual Meeting
www.virtualshareholdermeeting.com/
MIDD2022



RECORD DATE
March 18, 2022

Meeting Agenda

The matters we will act upon at the Annual Meeting are:

Proposal		Board voting recommendation	Where to find more information
1	**Elect seven directors for a one-year term**	⊘ **FOR** all nominees	Page 13
2	**Approve, on an advisory basis, the compensation of Middleby's named executive officers**	⊘ **FOR**	Page 27
3	**Ratify the selection of Ernst & Young LLP as Middleby's independent registered public accounting firm for fiscal year 2022**	⊘ **FOR**	Page 50

What's New?	We rewrote, reorganized, and redesigned this document in 2021 to help you better understand our governance and compensation practices.
	We implemented a newly designed annual performance-based cash compensation plan in 2021 with differentiated metrics and performance periods in response to stockholder feedback.
	We continue to expand upon our discussion of environmental, social and governance initiatives in this document.
	We hope our proxy statement continues to demonstrate our commitment to transparency and responsiveness to the expectations and needs of all of our stakeholders.

Director Nominees

Name	Occupation	Age	Director since	Independent	Committees
Sarah Palisi Chapin	Principal of Chapin Creative, LLC	60	2013	✓	• Nominating and Corporate Governance (chair) • Compensation
Timothy J. FitzGerald	Chief Executive Officer of The Middleby Corporation	52	2019		
Cathy L. McCarthy	President and Chief Executive Officer of Cross Tack Consulting, Inc.	74	2015	✓	• Audit (chair)* • Nominating and Corporate Governance
John R. Miller III	Retired Chairman and Chief Executive Officer of EOP, Inc.	81	1978	✓	• Compensation (chair) • Nominating and Corporate Governance
Robert A. Nerbonne	Former CEO and President of multiple commercial foodservice equipment companies; Retired Executive Vice President of Cooper-Atkins Corporation	64	2019	✓	• Nominating and Corporate Governance
Gordon O'Brien **Chairman of the Board**	Chief Investment Officer and Chief Financial Officer at Re:Build Manufacturing, LLC	56	2005	✓	• Audit* • Compensation
Nassem Ziyad	Chief Operating Officer of Ziyad Brothers Importing	56	2017	✓	• Audit • Compensation

Audit Committee Financial Expert

2022 BOARD NOMINEE HIGHLIGHTS



Directors	Independent	Committees	Attendance
7	**6**	**3**	**99%**

Age

2 — 66 and older
1 — 50-55
63 Average
1 — 61-65
3 — 56-60

Tenure

2 — >9 years
2 — 0-3 years
9 Average
1 — 6-9 years
2 — 4-5 years

Board Diversity Matrix (As of March 18, 2022)

	Female	Male
Total Number of Directors	7	
Part I: Gender Identity		
Directors	2	5
Part II: Demographic Background		
Asian	0	2
Hispanic or Latinx	0	1
White	2	4
Two or More Races or Ethnicities*	0	2

* One male Board member self-identifies as Asian and Latinx and a second male Board member self-identifies as Asian and White.

2021 Performance

Middleby Segments

The following graphics show how our business revenue is distributed in terms of segments and geography.

Segment Revenues



14.8% Food Processing

62.5% Commercial

22.7% Residential

Sales by Geographic Region



7.2% Asia

21.1% Europe and Middle East

68.8% United States and Canada

2.9% Latin America

Net Revenue
(in millions)



2021	$3,251
2020	$2,513
2019	$2,959
2018	$2,722
2017	$2,336

Free Cash Flow
(in millions)



2021	$383
2020	$504
2019	$331
2018	$333
2017	$264

Adjusted EPS
(in dollars per share)



2021	$7.94
2020	$4.96
2019	$7.02
2018	$6.35
2017	$6.32

Adjusted EPS and Free Cash Flow are not prepared in accordance with generally accepted accounting principles in the United States (GAAP). For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures and insight into how these non-GAAP measures are considered by management, please see Annex A.

Transformative Strategic Growth Initiatives



1 **Strengthened Offerings in the Growing Outdoor Kitchen Market**
The acquisition of Kamado Joe, Masterbuilt and Char-Griller expanded the Middleby outdoor cooking brand portfolio in step with current consumer sales trends

2 **Developed Innovations in Commercial Kitchen Solutions**
New or improved products address labor challenges, cook speed, evolving menus, pick up and delivery and other marketplace trends

3 **Delivered Technology to Support an Evolving Marketplace**
Key technologies include Open Kitchen IoT solution, Bluezone by Middleby air purification, L2F automation, Middleby controls and complete ventless product portfolio

4 **Prioritized Sustainability and Diversity**
We offer three business platforms focused on addressing energy, water and other resource conservation, and employ and engage a diverse global workforce

5 **Debuted The Middleby Innovation Kitchens**
Our new Dallas facility, showcasing more than 150 pieces of live equipment has attracted, educated and excited customers and sales partners

6 **Expanded Through Acquisitions and Geographic Market Focus**
We broadened our product portfolio through acquisitions in all three business units while deepening our presence and relationships in key international markets

Strategic Developments

Transformative Growth Strategy

We completed six acquisitions in 2021 adding three brands in commercial foodservice and four brands to our residential platform. We enhanced our manufacturing and distribution footprint in the Western United States with our acquisition of Imperial. We added several meaningful technologies that impact our value proposition across many product offerings within our commercial foodservice platform. We strengthened our residential portfolio with the addition of NOVY (a manufacturer of premium residential ventilation hoods) and several well well-known outdoor cooking brands (Kamado Joe, Masterbuilt and Char-Griller) to address current market trends.

Along with acquisitions we launched Middleby Innovation Kitchens ("MIK"), based in the Dallas area. The MIK is a 40,000-square foot facility with 15 live cooking vignettes and more than 150 pieces of Middleby foodservice and beverage technology. Since its opening, the MIK has hosted thousands of guests from the world's largest chains to Middleby partners.

Middleby's Continued M&A Focus

Middleby has completed 20+ transactions since the beginning of 2019, investing in key technology initiatives and trends, while enhancing our capabilities across all three business segments.


evo
Powerhouse Dynamics
pacproinc
Synesso
Deutsche
vyv
NOVY
CFV
MASTERBUILT
Standex
Ss
brava
RAM
Bluezone
thor
productive robotics
IMPERIAL
KAMADOJOE
Commercial Foodservice
Residential Kitchen
Food Processing

Strategic Investment Themes

Middleby Innovation Kitchens / Residential Outdoor Kitchen / Ventless Cooking / IoT and Controls / Delivery and Pick Up Solutions / Speed and Automation

Technology Innovations

We continued to focus on longer-term initiatives and technology tied to emerging and accelerating trends, including:

- Open Kitchen IoT for labor savings and data management;
- Bluezone by Middleby and Vyv air purification;
- Advancements in processing technology resulting in labor and water savings;
- More than 250 new product introductions over five years; and
- The MIK and Dallas Residential Showroom now open.

Continued Focus on Enhanced Sales Processes

We prioritize continuing to engage and educate current and new end users of our products.

- Opened the MIK to offer active training and demonstrations on live equipment with culinary professionals;
- Debuted the Dallas Residential Showroom, to engage and teach residential customers in a state-of-the-art facility;
- Hosted and educated hundreds of consultants and designers at the MIK through structured programs in both the residential and commercial platforms;
- Continued to emphasize digital sales tools and data to reach key customers;
- Hosted online webinars to engage with and educate customers; and
- Continued alignment with strategic channel partners.

Capital Structure Update

We amended our credit agreement to increase our facility size and extend the maturity date. This significantly enhanced Middleby's capital structure and ensured our mid-term access to adequate liquidity to execute our strategic plan.

COVID-19 Response

The swift actions we implemented in response to the COVID-19 pandemic to protect our employees, ensure uninterrupted service to our customers, and aggressively adjust our business and cost structure continue to be essential to our business. We continue to invest in technologies to ensure the safety of our employees, our customers, and their customers.

Our COVID-19 response also included the following actions.

ANTICIPATING OPERATIONAL RISKS	Our diligent work with our supply chain partners in 2020 and 2021 continues to inform our management of operational risks in 2022. We foresee and plan for challenges with component availability, lead time, costs, and shipping. Our internal supply chain team has enhanced our vendor database, and actively publishes alternative solutions internally to offset the risk of part shortages.
EMPLOYEE SAFETY	We implemented company-wide safety procedures, including installation of Bluezone air purification in common areas of our facilities, mask policies, enhanced workplace sanitation, reduced travel, social distancing, staggered shifts, and work-at-home protocols for non-production employees.
CUSTOMER SUPPORT	Access to customer support and technical service, and shipping of service parts and finished goods, remain uninterrupted. Production continues to meet customer demand with minimal disruptions as we balance the health and safety of our employees.
COVID-19 PRODUCT INTRODUCTIONS	We developed and launched several products addressing the unique COVID-19 needs of our customers. In particular, we expanded our line of medical grade refrigeration products; developed PPE sterilization equipment, touchless handwashing stations, and plexiglass safety shields for restaurants and retail locations; and introduced products tied to food delivery, off-premise food preparation, and fast food drive-thru needs. In the fourth quarter 2020 we introduced Bluezone® by Middleby—an air purification system that kills 99.9995% of airborne infectious aerosols in restaurants and other public venues. In addition, we continue to introduce Vyv antimicrobial lighting in Middleby core products for restaurants and food processing plants.
LIQUIDITY AND CASH FLOW	We were disciplined in increasing financial and operational flexibility of the Company's liquidity profile in fiscal year 2021 and will remain focused in fiscal year 2022. We are managing the business with an eye toward potential challenges that may arise in the future.

Compensation Highlights

Our executive compensation program strikes a balance of fixed and variable elements with short- and long-term elements. As shown below, in fiscal year 2021, 64% of target compensation for our Chief Executive Officer and 62% of target compensation (on average) for our other Named Executive Officers (the "NEOs") was performance-based and at risk.

As discussed in the Compensation Discussion and Analysis, our executive compensation is a combination of base salary, an annual performance-based cash bonus incentive plan, and long-term equity incentive awards. The short- and long-term incentive programs have distinct performance metrics.

Given adjustments to our executive compensation programs since 2020 in response to stockholder feedback, it is useful to compare target compensation with compensation actually realized by our CEO and other NEOs. Realized compensation is the actual value of compensation received during the reporting year rather than the amounts shown in the Summary Compensation Table.

2021 CEO Target Compensation Mix


49% Performance-Based Equity Awards
12% Base Salary
64% At-Risk Compensation
24% Time-Based Equity Awards
15% Annual Incentive Bonus Plan

2021 Other NEOs Target Compensation Mix


35% Performance-Based Equity Awards
21% Base Salary
62% At-Risk Compensation
17% Time-Based Equity Awards
27% Annual Incentive Bonus Plan

2021 CEO Realized Compensation Mix*
(in thousands)


$4,441 Performance-Based Equity Awards 53%
$975 Base Salary 12%
$9,658
115% of Target
$2,506 Time-Based Equity Awards 30%
$1,736 Annual Incentive Bonus Plan 21%

2021 Other NEOs Realized Compensation Mix*
(in thousands)


$987 Performance-Based Equity Awards 42%
$481 Base Salary 21%
$3,024
130% of Target
$580 Time-Based Equity Awards 25%
$857 Annual Incentive Bonus Plan 37%
$119 Discretionary Bonus 5%

* *2021 Realized Compensation includes the following:*
Base Salary *represents the fixed cash remuneration paid in fiscal year 2021.*
Annual Incentive Bonus Plan *represents the annual cash incentive paid with respect to services performed in fiscal year 2021.*
Time-Based Stock or RSU Awards *represents the vesting date value of time-based restricted stock and RSUs that vested in the first quarter of 2022 with respect to services performed in the 2021 fiscal year.*
Performance Stock Awards *represents the value on the vesting date of performance-based restricted stock and PSUs that vested in the first quarter of 2022 with respect to services performed in the 2021 fiscal year.*
Discretionary Bonus *represents discretionary cash bonuses paid in lieu of an annual cash-based performance program for the prior fiscal year 2020.*

Percentages set forth with respect to each category of compensation are calculated at percentage of total target compensation.

Corporate Governance Highlights

We believe that robust corporate governance is critical for making prudent decisions in the long-term interests of stockholders. Below are key elements of our corporate governance practices.

What We Do	What We Don't Do
✓ Majority vote standard for uncontested director elections	✗ No golden parachute tax gross-ups for executive officers
✓ Six out of seven directors are independent	✗ No poison pill in place
✓ Completely independent Board committees	✗ No stock option repricing without stockholder approval
✓ Separate Chairman and CEO roles	✗ No excessive perquisites for executive officers
✓ Independent Chairman	✗ No dividends paid or accumulated on unvested RSUs or PSUs
✓ Annual stockholder engagement p]rogram	
✓ Independent reviews by the Board and Audit Committee of the Company's strategy, business, and the related key risks and mitigation activities	
✓ Executive sessions at every in-person or virtual Board and committee meeting without management present	
✓ Clawback Policy applicable to all executive officers and other covered officers	
✓ Confidential, multilingual Anonymous Ethics and Compliance Hotline	
✓ The Compensation Committee is advised by an independent compensation consultant	
✓ Our Insider Trading Compliance Program expressly prohibits hedging, pledging and short selling Company stock	
✓ Comprehensive Sustainability Report refreshed on periodic basis – most recently refreshed in January 2022 [NEW]	
✓ Annual Board skillset evaluation	
✓ Corporate Governance Guidelines	
✓ Annual Board and committee self-evaluations	
✓ Stock ownership guidelines for executive officers	
✓ Refreshed Middleby Code of Conduct and related training and compliance programs [NEW]	
✓ EHS Policy, Equal Employment Opportunity Policy and Human Rights Policy made publicly available on Company website [NEW]	
✓ Supplier Code of Conduct applicable to all suppliers to the Company [NEW]	

Stockholder Engagement Highlights

We are committed to our annual stockholder engagement program, which enables us to directly discuss and obtain feedback regarding topics of concern or interest to our stockholders. In December 2021 through January 2022, the Company engaged with stockholders to understand their views regarding ESG practices, corporate governance initiatives, and executive compensation matters. For this outreach initiative, we contacted Middleby's top 25 stockholders, representing approximately 73% of our total shares outstanding. Ultimately, an executive management team from Middleby conducted meetings with or otherwise had correspondence with stockholders representing approximately 46% of our total outstanding shares. These discussions are summarized under *"Governance—Stockholder Engagement"* and *"Compensation Discussion and Analysis—Stockholder Engagement Following the 2021 Annual Meeting."*

Proposal No. 1
Election of Directors

The Board has nominated the seven current directors to serve as directors until the 2023 Annual Meeting of Stockholders and until their successors are duly elected and qualified or until their earlier death, resignation, or removal. Each of the nominees has consented to serve as a director if elected. The Board knows of no reason why any nominee would be unavailable to serve, but, in the event of any such unavailability, the proxies received will be voted for any substitute nominees the Board recommends.

How We Select Directors

The Nominating and Corporate Governance Committee ("NCGC") periodically reviews the overall composition of the Board and recommends, if necessary, measures to ensure the Board reflects an appropriate balance of knowledge, experience, skills, expertise, and diversity. This process unfolds in two phases:

STAGE 1

The NCGC periodically evaluates Board succession, including succession planning for Board leadership positions. The NCGC uses the annual Board evaluation and skillset assessment to understand the Board's existing strengths and identify opportunities to improve the Board's overall composition. The NCGC considers this information when selecting qualified Board candidates for succession planning purposes.

STAGE 2

The NCGC recommends potential new director nominees to the full Board for approval.

The NCGC and the Board may apply several criteria in identifying and selecting nominees, including the nominees' professional experience, experience with business segments relevant to the Company, reputation, skillset and other attributes, and how each potential nominee's skillset complements talents already represented on the Board. Given the global and complex nature of our business, the Board also believes it is important to consider diversity of race, ethnicity, age, gender, cultural background, education, and professional experience when evaluating candidates. Accordingly, when evaluating potential new directors, the NCGC has committed to ensuring that the pool of candidates includes underrepresented people of color and candidates of different genders.

The following matrix shows the diversity of relevant skills and experience among our nominees.

	Chapin	FitzGerald	McCarthy	Miller	Nerbonne	O'Brien	Ziyad
Finance and Accounting Experience with financial reporting, capital structure, and complex financial transactions		✓	✓		✓	✓	✓
Environmental, Social and Governance Governance experience gained through board service or senior executive professional experience	✓	✓	✓	✓	✓	✓	✓
Human Capital Management Experience directly managing a large number of employees, oversight of social issues, including diversity and inclusion, and expertise in compensation	✓	✓	✓	✓	✓	✓	
Mergers, Acquisitions & Divestitures Experience with significant corporate transactions	✓	✓	✓	✓	✓	✓	✓
Risk Management Experience identifying, managing and mitigating corporate risks	✓	✓	✓		✓	✓	
Leadership Experience Senior executive experience exhibiting strong critical thinking, verbal communication skills, and contributing to a diverse set of views and thought processes	✓	✓	✓	✓	✓	✓	✓
Global/Multi-Divisional Experience Experience managing a diverse set of operating domestic and international divisions owned by a common parent	✓	✓			✓	✓	✓
Industry Experience Senior management experience in manufacturing, distribution, sales, marketing or other operational roles in the industries in which we compete	✓	✓			✓	✓	✓

The NCGC's policy is to consider any candidate recommended by stockholders by evaluating the needs of the Board and the qualifications of the candidate. The NCGC may establish formal procedures regarding stockholder submission of candidates in the future.

Director Nominees

Sarah Palisi Chapin

Age: 60	**Professional background**
Director since: 2013	Ms. Chapin has been Principal of Chapin Creative, LLC, a business incubation, strategy, and marketing advisory firm, since 2016. For seven years before founding Chapin Creative, she was Chief Executive Officer and a board member of Hail Merry, a marketer and manufacturer of gluten-free, vegan, refrigerated plant ingredient snacks. Earlier in her career, she was Chief Executive Officer, then Chairman, of Enersyst Development Center, an intellectual property development and licensing firm in food processing, vending, and foodservice, from 1995 to 2003. She served as Vice President of Worldwide Business Strategy of Burger King Corporation from 1990 to 1995, including as co-leader for development of Restaurant Services, Inc., Burger King's purchasing agent. She began her career in food service as Director of New Concepts and Engineering for Pizza Hut from 1985 to 1990.
INDEPENDENT	
Committees:	
• Nominating and Corporate Governance (chair)	
• Compensation	

Service on other public boards
- Caribou Coffee Company (2007-2013) (compensation committee chair and nominating and corporate governance committee member)

Service on private boards
- FlowTrans LLC, a liquid food grade tanker transportation and logistics business (since 2021)
- Yummy Spoonfuls, an organic baby and toddler food company (2014-2018)
- Hail Merry, a plant-based food brand (2009-2016)
- PrimeSource Foodservice Equipment Distributors (2002-2012)
- IRM, a data analytics subscription company (1998-2008)
- Enersyst Development Center (1995-2002)

Relevant skills

Ms. Chapin's more than three decades of experience in the food service and food processing industries give her a comprehensive understanding of strategy, franchising, commercial kitchen technology, brand management, product development, marketing, operational excellence, market expansion, and acquisition strategy.

Timothy J. FitzGerald

Age: 52	**Professional background**
Director since: 2019	Mr. FitzGerald has been Chief Executive Officer of Middleby since February 2019. Before assuming that role, he held many positions with Middleby and its principal subsidiary, Middleby Marshall Inc. ("MM"), including Vice President and Chief Financial Officer of Middleby and MM from 2003 to 2019; Vice President and Corporate Controller of Middleby and MM from 2000 to 2003; and Corporate Controller of Middleby and MM from 1998 to 2003. Before joining Middleby, Mr. FitzGerald was an Audit Manager with Arthur Anderson LLP for seven years.
Committees:	
• None	

Service on private boards
- Alliance Holdings Inc., a manufacturer of commercial and residential laundry equipment (since 2021)
- Hardinge Inc., a metal machining provider (since 2018)

Relevant skills

Mr. FitzGerald's extensive history at the subsidiary and corporate level of the Company and his day to day leadership as CEO provide the Board with intimate knowledge and an invaluable perspective regarding Middleby's operations, challenges, and business strategy.

Cathy L. McCarthy

Age: 74	**Professional background**
Director since: 2015	Since 2011, Ms. McCarthy has served as President and Chief Executive Officer of Cross Tack Consulting, Inc., a management consulting firm. From 2007 to 2011, Ms. McCarthy served as President and Chief Executive Officer of SM&A, a public company that provides business strategy, competition management, and project management consulting services. Before becoming President, Ms. McCarthy served in various senior executive positions at SM&A, including Executive Vice President, Chief Financial Officer, and Corporate Secretary from 2005 to mid-2007. Prior to SM&A, Ms. McCarthy was Chief Financial Officer of PIA Merchandising, an in-store merchandising company; Giant Group, Ltd., an investment firm; and Wherehouse Entertainment, a major music and video retailer. Ms. McCarthy began her career at Mellon Bank, N.A., where she was Vice President of several lending departments responsible for oversight of highly leveraged and distressed assets and commercial lending.
INDEPENDENT	
Committees:	
• Audit (Chair)	
• Nominating and Corporate Governance	

Service on other public boards
- Rigetti Computing, Inc. (since 2022) (audit committee chair)
- Solta Medical, Inc. (2007-2014)
- SM&A (2007-2008)

Relevant skills

Ms. McCarthy's operating experience as a Chief Executive Officer and a Chief Financial Officer of numerous public and private companies, combined with her extensive background in strategy, mergers and acquisitions, financial reporting, and internal controls, provide the Board with valuable strategy and financial oversight capabilities.

John R. Miller III

Age: 81	**Professional background**
Director since: 1978	Mr. Miller was Chairman and Chief Executive Officer of Equal Opportunity Publications, Inc.—a pioneer in diversity recruitment with a portfolio of seven national career magazines, a diversity website, an online job board, and Career Expos for women, members of minority groups, and people with disabilities—from 1968 to 2019. He began his career as a Sales Manager at Procter & Gamble in the Packaged Soap Division.
INDEPENDENT	
Committees: • Compensation (chair) • Nominating and Corporate Governance	

Service on other public boards
- Director Emeritus of First National Bank of Long Island and its holding company, the First of Long Island Corporation. Served on the Bank board and its holding company for 23 years.

Relevant skills

Mr. Miller's marketing background and extensive experience with diversity and inclusion matters is valuable in Board discussions regarding employee recruitment, human resources policy, new product introductions, and overall marketing strategy.

Robert A. Nerbonne

Age: 64	**Professional background**
Director since: 2019	Mr. Nerbonne was formerly the CEO and President of multiple commercial foodservice equipment companies. He was Executive Vice President of Cooper-Atkins Corporation, a company that manufactures thermometers, timers, and wireless monitoring solutions, from 2014 to 2018. He was a consultant for Cooper-Atkins Corporation from 2012 to 2014. Earlier in his career, Mr. Nerbonne was Chief Executive Officer of Ali Group North America, a manufacturer of equipment for the food service industry, from 2009 to 2011. He was Group President, Americas of Enodis (today Welbilt), and held other senior roles at that company, from 2002 to 2009. Prior to 2002, he held various leadership positions in the commercial food service industry, including President of Pitco from 1988 to 1998, before Middleby acquired that company.
INDEPENDENT	
Committees: • Nominating and Corporate Governance	

Service on private boards
- Cooper-Atkins Corporation (2014-2018)

Relevant skills

Mr. Nerbonne's extensive and varied leadership roles within the commercial food service industry, as well as his mergers and acquisition background, provide the Board with valuable insight on how to proactively address market conditions and develop long-term strategy.

Gordon O'Brien

Age: 56	**Professional background**
Director since: 2005	Mr. O'Brien has been Chief Investment Officer and Chief Financial Officer at Re:Build Manufacturing, LLC since 2020 and Managing Partner at Cannon Capital since 2017. Before that, he was President of Specialty Finance and Operations of American Capital Strategies from 2008 to 2017, and Principal and Managing Director of American Capital Strategies from 1998 to 2008. Earlier in his career, he was Vice President of Pennington Partners/PENMAN Partners, a private equity firm, from 1995 to 1998.
Chairman since: 2019	
INDEPENDENT	
Committees: • Audit (chair) • Compensation	

Relevant skills

Mr. O'Brien's extensive experience with capital markets and acquisition strategy, as well as his private equity experience as a director on numerous other boards, is valuable in Board discussions regarding Middleby's capital structure, liquidity needs, and acquisition strategy.

Nassem Ziyad

Age: 56	**Professional background**
Director since: 2017	Mr. Ziyad is Chief Executive Officer of Ziyad Brothers Importing, a leading distributor and global marketer of a diverse portfolio of ethnic food products, representing multinational customers such as Nestle, Kraft and Bel. Before assuming that role in 2022, Mr. Ziyad was Chief Operating Officer of Ziyad Brothers Importing since 1983.
INDEPENDENT	
Committees:	
● Audit	
● Compensation	

Relevant skills

Mr. Ziyad's extensive experience in marketing, branding, and financial management of food products throughout the world is valuable in Board discussions regarding ethnic food distribution, cross-border trade, global ethnic food trends, brand management, and marketing.

The Board has a policy that requires any director who does not receive a majority of votes cast in an uncontested election to promptly tender a resignation. The NCGC will consider any such resignation and recommend appropriate action to the Board. The Board is required to take formal action on the NCGC's recommendation no later than 90 days following the date of the stockholders' meeting at which the election of directors occurred. The Board will consider the information, factors, and alternatives reviewed by the NCGC and such additional information, factors, and alternatives as the Board deems relevant. Within four business days after the Board decides whether to accept or reject a director resignation, the Company will publicly disclose that decision in a Form 8-K filed with the Securities and Exchange Commission ("SEC"), including an explanation of the process by which the decision was made and, if applicable, the Board's reason(s) for rejecting the tendered resignation.

⊘ ***THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE ABOVE NAMED NOMINEES AS A DIRECTOR OF THE COMPANY***

Governance

This section summarizes the Board's responsibilities and significant policies. For more complete information, see Middleby's Corporate Governance Guidelines, which are available on our website, www.middleby.com, under "Investors—Corporate Governance."

Board Leadership Structure

The Board oversees management's performance to ensure that Middleby operates in an effective, efficient, and ethical manner in order to produce value for our stockholders. To achieve this goal, the Board monitors both the performance of the Company (in relation to goals, strategy, and competitors) and the performance of the Chief Executive Officer, and offers constructive advice and feedback.

Our Corporate Governance Guidelines require the offices of the Chairman of the Board and the Chief Executive Officer to be separate. We believe having an independent director serve as Chairman of the Board best serves the Company and our stockholders, as this leadership structure provides a broader depth of experience that informs strategy, strengthens the Board's integrity and independence, and reduces potential conflicts in

the areas of performance evaluation, executive compensation, succession planning, and the recruitment of new directors.

Currently the Board is led by Gordon O'Brien, who has been Middleby's independent Chairman since February 2019. Mr. O'Brien previously served as Lead Independent Director of the Board for nine years. In his capacity as independent Chairman of the Board, Mr. O'Brien is able to focus on and tangibly oversee Middleby's senior management (including the CEO), Board leadership, and governance-related matters, while Mr. FitzGerald, our CEO, is able to exclusively focus on the Company's strategy, day-to-day operations, and financial organizational health. Mr. O'Brien's long-term relationship with Middleby and extensive knowledge of the Company's operating structure and culture provides him with a broad and deep perspective that informs his judgment.

Independence

A majority of Middleby's directors must be "independent" as such term is defined under NASDAQ listing standards. The Board reviews annually the relationships that each director has with the Company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the Company). The Board has determined that every director except Mr. FitzGerald, our CEO, is independent.

Risk Oversight

The Board has responsibility for oversight of risk management. The Board and its committees regularly review information regarding Middleby's credit, liquidity, and operations and other reports that are designed to inform the Board and its committees about how we identify, assess, and manage critical risks and our risk mitigation strategies.

The Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans, Board of Directors compensation, and executive incentive plan design.

The Audit Committee oversees management of financial risks, financial reporting, disclosure requirements, internal controls over financial reporting, credit and liquidity matters, and our operational infrastructure. In addition, the Audit Committee is responsible for cyber risk management, regulatory matters, and compliance programs.

The Nominating and Corporate Governance Committee is responsible for evaluating risk associated with director and management succession planning, overseeing our ESG reporting, and evaluating the Company's environmental, social and governance policies.

Management advises the Board about material risks as part of its broader responsibility to keep the Board well informed on all matters of significance to the Company. The Board believes its current leadership structure facilitates this clear delineation of responsibility with respect to risk management. Additionally, maintaining an independent Board with an independent Chairman promotes open discussion and assessment of the Company's ability to manage risk.

The full Board is in regular contact with senior executives regarding the impacts and risks of the COVID-19 pandemic on Middleby's business operations and those of our customers. As the effects of the pandemic have evolved, the Board has reviewed our strategic initiatives, the safeguards that were implemented to increase employee safety, the actions taken to preserve Middleby's liquidity and capital position and to restructure and refinance our credit facility, the measures taken to monitor and mitigate supply chain risks, and the development of new products and services designed to mitigate the risks associated with COVID-19.

Annual Board Evaluation and Skillset Assessment

The NCGC coordinates an annual evaluation and skillset assessment of the Board as a whole and of each Board committee. The assessment includes a review of any areas in which the Board or management believe the Board can make a better contribution to the Company. The NCGC discusses the results of the evaluation and skillset assessment with the full Board and each individual committee. In addition, the results are used to evaluate and determine the characteristics and critical skills required of prospective candidates for election to the Board and to make recommendations with respect to assignments of directors to various committees and leadership positions.

Stockholder Engagement

We believe it is important for our governance process to have meaningful engagement with our stockholders and to understand their perspectives on corporate governance, executive compensation, and other issues that are important to them.

We value opportunities to proactively engage directly with our stockholders on topics of concern or interest, and use that feedback directly to inform our business decision-making process. The Company regularly shares information with stockholders via quarterly earnings releases, investor presentations posted on Middleby's website, and attendance at investor conferences, trade shows, and other industry events.

Beginning in 2019, the Company began to annually engage in an open dialogue with stockholders to ensure leadership was hearing stockholder perspectives regarding our executive compensation practices, ESG practices, and other topics of stockholder interest. We strive to reach out to holders of at least 75% of the Company's common stock and to have meetings with holders of at least 25% of the Company's common stock. These meetings are typically scheduled for the fourth quarter of the year to inform decision-making and priorities for the upcoming fiscal year. Meetings are usually attended by the the CFO, the Chief Risk and Administration Officer and the Associate General Counsel.

In December 2021 and January 2022, we engaged with stockholders to discuss the Company's ESG initiatives and to request feedback regarding modifications to the Company's executive compensation programs that were implemented in 2021 in response to prior stockholder feedback. For this outreach program, we contacted Middleby's top 25 stockholders, representing approximately 73% of our total outstanding shares, and conducted meetings or otherwise had correspondence with stockholders representing approximately 46% of our total outstanding shares.

Among other things, we discussed the publication of our 2021 Sustainability Report and evolution of our ESG practices consistent with the growth of the Company and the expectations of our stakeholders. Our investors expressed appreciation that Middleby continues to expand the breadth and depth of its ESG reporting and has progressed to building upon year-to-year comparisons. Stakeholders also provided thoughtful and helpful recommendations on reporting frameworks and more robust disclosure.

Several stockholders supported the consideration of setting science-based targets for greenhouse gas (GHG) emissions. Several stockholders stated that Middleby should emphasize its sustainable innovation and how its product innovations drive sustainable solutions for its customers.

Stockholders also expressed their continued support for the actions taken by the Board and management to respond to the pandemic, and to manage health and safety matters and related supply chain and business impacts in an effective manner to position the Company appropriately for the future. The compensation-related matters we discussed are summarized under *"Compensation Discussion and Analysis—Stockholder Engagement Following the 2021 Annual Meeting."*

Our engagement efforts gave us valuable insight that has helped to inform the pathway of our ESG initiatives, our business practices and strategic decision-making. We will continue our stockholder engagement program annually with the goal of evolving our practices to best meet the needs of the Company and our stakeholders.

Director Onboarding and Continuing Education

The Company provides new directors with an orientation program to familiarize them with our business; strategic plans; significant financial, accounting, and risk-management issues; compliance programs; conflicts policies; Code of Conduct; Corporate Governance Guidelines; principal officers; and internal auditors and independent auditors. Board members who have not been associated with a publicly traded company previously also are required to attend public company director education selected by the NCGC.

Every director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to function as a director. The NCGC requires all standing Board members to maintain membership with the National Association of Corporate Directors ("NACD") and annually arranges for Board members to attend NACD training programs and other corporate governance training initiatives. The Company pays all reasonable expenses relating to continuing director education.

Succession Planning

The Board is responsible for succession planning for the Chief Executive Officer and other executive officers. The Board of Directors and the Chief Executive Officer meet in a private session two times each fiscal year to discuss succession planning, a review of the executive management team, executive development initiatives, and other executive matters. The Chairperson of the NCGC acts as the Chairperson and maintains minutes of these succession planning meetings.

Board Meetings

The Board held two in-person meetings and twenty virtual meetings during the fiscal year ended January 1, 2022. Directors collectively had over 99% attendance at Board and committee meetings. Executive sessions of the independent directors are held in conjunction with regularly scheduled meetings of the Board and otherwise as deemed necessary. The independent directors met in executive session eleven times.

Directors are expected to physically or virtually attend the annual meeting of stockholders. All of the directors virtually attended the 2021 Annual Meeting of Stockholders.

The independent directors are required, unless waived by the Board, to attend an annual strategic review meeting in the third or fourth quarter each year.

Members of senior management who are not directors may be invited to participate in Board meetings or other Board functions when appropriate. The Board encourages the Chief Executive Officer to bring members of management from time to time into Board meetings to provide insight into items being discussed by the Board, to make presentations to the Board on particular matters, and to ensure the Board has an opportunity to interact with managers who have significant potential.

Committees of the Board

Middleby's Board currently has an Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), a Compensation Committee, and a Nominating and Corporate Governance Committee. The charters for these three committees are available on our website, www.middleby.com, on the "Investors—Corporate Governance" page. All three committees are composed entirely of independent directors.

Audit Committee

Members: • McCarthy (Chairperson), O'Brien, and Ziyad **Meetings in fiscal year 2021:** • six times virtually	**The Audit Committee is responsible for:** • selecting Middleby's independent auditor; • reviewing the arrangements for and scope of the audit and pre-approving permitted non-audit services; • reviewing the Company's interim and annual financial statements or other results of the audit; • reviewing the Company's internal accounting procedures and controls and the recommendations of the independent auditor; • overseeing cyber risk management, regulatory matters and compliance programs; and • reviewing the external audit process.

The Board has determined that Ms. McCarthy and Mr. O'Brien are "financially sophisticated," as required by NASDAQ Rule 5605(c)(2), and qualify as "audit committee financial experts," as such term is defined in SEC rules. All of the members have been determined by the Board to meet the additional independence criteria for audit committee members set forth in NASDAQ Rule 5605(c)(2).

Compensation Committee

Members: • Miller (Chairperson), O'Brien, Chapin and Ziyad **Meetings in fiscal year 2021:** • five times virtually	**The Compensation Committee is responsible for:** • making recommendations concerning the compensation of the non-employee members of the Board and all executive officers; • administering the Value Creation Incentive Plan, our annual incentive compensation program, including establishing and certifying performance goals; and • administering and making grants to executive officers under the Company's 2021 Long-Term Incentive Plan (the "LTIP").

All of the members of the Compensation Committee have been determined by the Board to be independent as defined under applicable NASDAQ listing standards. There are no compensation committee interlocks.

Mr. Ziyad was appointed to the Compensation Committee in February 2022.

Nominating and Corporate Governance Committee

Members:	The Nominating and Corporate Governance Committee is responsible for:
• Chapin (Chairperson), McCarthy, Miller, and Nerbonne **Meetings in fiscal year 2021:** • six times virtually	• discussing, reviewing, evaluating, and maintaining a slate of potential director nominees, and recommending potential director nominees to the Board; • administering the annual Board evaluation and skillset assessment process; • developing and recommending to the Board corporate governance principles applicable to the Company; • overseeing succession planning for Board and committee members; • overseeing and reviewing ESG policies and procedures; and • evaluation of the Board and Middleby's executive officers, including with respect to the Board's composition and procedures.

Service on Other Boards

We do not have a policy limiting the number of other public company boards of directors upon which a director may sit. However, the NCGC considers the number of other public company boards and comparable governing bodies on which a prospective nominee or a director is a member. In addition, we expect directors to be fully committed to devoting as much time as necessary to fulfilling their Board responsibilities, both in terms of preparation for, and attendance and participation at, meetings.

Directors must provide prior written notice to the Chairperson of the NCGC before accepting a seat on the board of a public or private entity.

In recognition of the enhanced time commitment associated with membership on a public company's audit committee, the Board has adopted a policy that no member of the Audit Committee may serve simultaneously on the audit committees of more than two other public companies.

Age and Term Limits

We believe the Board operates most effectively with a mix of incumbent directors who have a deep understanding of Middleby and new directors who offer fresh perspectives. The Board does not currently have term limits or a mandatory retirement age. However, the NCGC reviews all directors annually before deciding on our nominees.

Stockholder Communications With the Board

Stockholders may contact the Board of Directors about bona fide issues or questions concerning the Company by sending an email to legal@middleby.com or by writing to the Corporate Secretary at the Company's principal executive offices at 1400 Toastmaster Drive, Elgin, Illinois, 60120. Any matter intended for the Board of Directors, or for any individual member or members of the Board

of Directors, should be directed to the email or physical address noted above, with a request to forward the communication to the intended recipient(s). In general, any stockholder communication about bona fide issues concerning the Company delivered to the Corporate Secretary will be forwarded in accordance with the stockholder's instructions.

Related Party Transactions

There have been no material reportable related person transactions since the beginning of fiscal year 2021. The Audit Committee is responsible for reviewing, and approving related person transactions. In fulfilling this responsibility, the Audit Committee considers whether the transaction would be on fair and reasonable terms no less favorable to the Company than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party.

Governance Documents

In 2021, Middleby adopted a refreshed Code of Conduct that applies to all directors, officers, and employees. In 2020, we adopted Corporate Governance Guidelines, which, in conjunction with our Restated Certificate of Incorporation, as amended, Fourth Amended and Restated Bylaws and charters of the Board's committees, constitute the framework of our corporate governance. The Code of Conduct and Corporate Governance Guidelines, as well as the charters for our committees, are available on our website, www.middleby.com, under "Investors—Corporate Governance." We will post any amendment to, or waiver from, the Code of Conduct, on our website.

The following additional documents are available on our website, www.middleby.com, under "Investors—Corporate Governance":

- Conflict Minerals Policy
- Insider Trading Compliance Program
- 2021 Sustainability Report
- Accounting Complaint Procedures
- Clawback Policy
- EHS Policy
- Equal Employment Opportunity Policy
- Human Rights Policy
- Supplier Code of Conduct

Director Compensation

The Company believes that having highly qualified non-employee directors is critical to our success. Non-employee directors represent the interests of our stockholders, and they contribute their experience and wisdom to guide our Company, our strategy, and our management. The Board believes that compensation for directors should reflect the work required in both their ongoing oversight and governance role and their continuous focus on driving long-term performance and stockholder value.

The Compensation Committee, consisting solely of independent directors, is responsible for reviewing director compensation and considering any changes to how directors are compensated. The full Board reviews the Compensation Committee's recommendations and approves director compensation arrangements.

In September 2021, the Compensation Committee engaged Aon plc ("Aon"), an independent compensation consultant, to conduct a director compensation assessment using the same peer group that was used to assess executive compensation. The Board compensation assessment analyzed peer company director compensation levels and practices, evaluated the competitiveness of the Company's director compensation program from multiple perspectives relative to the peer group, and described recent market trends in director compensation. Based on Aon's analysis and the Company's long-term performance, the Compensation Committee increased certain Board retainers and increased the aggregate value of the annual grant of restricted stock units effective for service in 2022.

Non-employee director compensation for fiscal year 2021 consisted of cash and equity components. The following table shows the compensation structure. Directors do not receive meeting fees.

Type of compensation	How paid	Amount*
Annual retainer for every non-employee director	Cash, paid in quarterly installments	$100,000
Additional retainer for Chairman of the Board	Cash, paid in quarterly installments	$25,000
Additional cash retainer for chairpersons of the Audit Committee, and the Compensation Committee	Cash, paid in quarterly installments	$20,000
Additional cash retainer for chairperson of the Nominating and Corporate Governance Committee	Cash, paid in quarterly installments	$15,000
Equity for every non-employee director	RSUs awarded in March of each year with a one-year vesting period	Aggregate value of $130,000 based on the price of Middleby's common stock at the close of business on the grant date

* Beginning in fiscal year 2022, the Audit, Compensation and Nominating and Corporate Governance Committee chairpersons will receive an annual cash retainer of $25,000. Also beginning in fiscal year 2022, equity compensation will be awarded with an aggregate value of $150,000 based on the price of Middleby's common stock at the close of business on the grant date.

Director Compensation for Fiscal Year 2021

The following table shows the annual and long-term compensation for services to the Company performed by the non-employee directors during fiscal year 2021. Mr. FitzGerald's compensation is discussed in the Compensation Discussion and Analysis section of this Proxy Statement. He did not receive any additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Sarah Palisi Chapin Nominating and Corporate Governance Committee Chairperson	115,000	130,143	—	—	—	245,143
Cathy McCarthy Audit Committee Chairperson	120,000	130,143	—	—	—	250,143
John R. Miller III Compensation Committee Chairperson	120,000	130,143	—	—	—	250,143
Robert E. Nerbonne	100,000	130,143	—	—	—	230,143
Gordon O'Brien Chairman of the Board	125,000	130,143	—	—	—	255,143
Nassem Ziyad	100,000	130,143	—	—	—	230,143

(1) On March 2, 2021, each non-employee member of the Board was awarded shares of restricted stock having a grant date fair value equal to $130,000 on such date pursuant to the LTIP. These shares vested on March 2, 2022. The amounts reported in this column reflect the aggregate grant date fair value of the shares of restricted stock granted in 2021 computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining these amounts are described in Note 3(o) and Note 3(r) to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2022.

Sustainability

In January 2022, we released Middleby's 2021 Sustainability Report, building upon our ESG disclosures in our inaugural 2019 Sustainability Report. Middleby is uniquely positioned to have a broader impact by developing sustainable equipment solutions for the many customers we touch around the world involved in restaurants and food manufacturing operations and cooking at home. Our financial investments and product innovation efforts are focused on solutions that reduce energy consumption, lessen water usage and food waste, minimize emissions and carbon footprint, and enhance safety. We have built these sustainability objectives into our development and innovation processes, so they are core to our culture. We highlight a few of our most recent product innovations in our 2021 Sustainability Report. We also include enhanced data with respect to energy, greenhouse gas

(GHG) emissions, water usage and waste metrics. We look forward to expanding further the metrics we disclose in our next sustainability report as we pivot from enhanced data collection to using that data and its insights to inform business decisions. We intend to publish an updated Sustainability Report in 2022 to demonstrate our commitment to continued environmental, social, and governance initiatives.

Here are some highlights of our recent environmental, social, and governance initiatives. For complete information, please see our most recent Sustainability Report, which is available on our website, www.middleby.com, under "Investors—Corporate Governance."

Environmental Priorities and Management Process

Middleby's environmental priorities are focused on reducing environmental impact to air, water, and land across our footprint and specifically with respect to our customers; improving data analysis and benchmarking to identify opportunities for improvement; identifying and implementing cost-effective and innovative solutions to reduce energy usage; and encouraging more environmentally friendly business practices within our business units. Our management process uses consistent data collection and benchmarking to identify risks, plan management strategies, implement solutions, measure success rates, and adjust systems for continuous improvement across our environmental management activities.

Data collection and reporting were conducted in alignment with the framework used by the Sustainability Accounting Standards Board (SASB) in developing their standards. For purposes of reporting, we selected aspects of the environment that we have control of and can make a meaningful impact on. The three key aspects measured at our operations are Energy Consumption, Greenhouse Gas (GHG) Emissions, Water Usage and Waste Management. These aspects are considered to meet the SASB requirements: they are of interest to investors, are relevant across the industry, have a potential to affect corporate value, reflect stakeholder consensus, and are actionable by Middleby.

Human Capital

We believe Middleby's success is a direct result of the people we employ around the world. When our employees have the best environment, they can be their best. We strive to create a culture that encourages and celebrates collaboration, creativity, and confidence. Ultimately, we want a workplace that enables employees to develop their individual paths toward their career goals and encourages a long-term working relationship with us.

We encourage our employees to present new ideas and empower them to move their ideas forward. We believe that giving our employees autonomy fosters an environment of inclusion and empowerment, and encourages them to recognize that they play a part in Middleby's success.

Employee Safety

Middleby actively promotes a safe workplace for all of our employees around the world because a culture of safety reduces the risk of injury to employees, decreases expenses, and increases production. Each of our manufacturing locations maintains an active safety committee that frequently reviews and assesses the conditions of the local work environment. We invest

in safety training, share best practices, and review claim activity to continually minimize employee workplace injuries. We understand that our ongoing efforts to promote a safe environment today will drive long-term sustained improvement to workplace safety across the Company in the future.

Due to the hard work of all Middleby employees, our Recordable Case Rate (work-related injuries per 100 full-time employees) steadily declined from 6.3 in 2017 to 4.0 in 2019. Similarly, our Lost Time Incident Rate declined from 1.37 in 2017 to 0.74 in 2019.

HEALTH AND SAFETY METRICS



* Calculated per 100 employees at year-end.

Diversity

Middleby embraces the diversity of our team members and is committed to providing a safe and productive work environment and multiple, ongoing opportunities for career advancement. We recognize that our diverse workforce enables Middleby to attract the best talent, which makes us better aligned with our customers and able to more creatively and efficiently develop new products. As a global corporation, we embrace and celebrate our differences and endeavor to cultivate an environment where diversity and inclusion are a core value. With this principle firmly in place, Middleby encourages employees to bring their best to work every day.



39% of the Middleby Corporate Team (accounting, tax, finance, internal audit, human resources, and senior administrative professionals) are women

57% of our Board are women or self-identify as an underrepresented person of color

7 of our key operating locations in the United States and Europe are led by female managing directors

55% of our Middleby national accounts sales professionals are women

In fiscal year 2021, we advanced our diversity and inclusion initiatives in several meaningful ways. Our Diversity and Inclusion Committee raised awareness and provided tools to our senior management to improve our diversity and inclusion benchmarks. Senior management actively encourages increased representation of underrepresented people of color and different genders throughout our workforce. We also believe it is important to consider diversity of race, ethnicity, age, gender, cultural background, education, and professional experience in evaluating Board candidates. Accordingly, our Board approved new Corporate Governance Guidelines in 2021 to provide that when evaluating candidates for nomination as new directors, the Nominating and Corporate Governance Committee will consider (and will ask any search firm that it engages to provide) a set of candidates that includes both underrepresented people of color and different genders. We are committed to continuing to advance upon our diversity and inclusion initiatives.

Community

Middleby recognizes that giving back to the communities we serve will greatly contribute to our long-term prosperity and help improve our communities for the future. We focus our contributions and volunteering on areas we can impact in a meaningful way. Given our decentralized structure, each operating location has the authority and flexibility to direct its own unique philanthropic activities to local causes.

Executive Officers

The following is a summary of the professional experience of the Company's executive officers. The ages set forth below are as of March 31, 2022.

Name	Age	Professional Background
Timothy J. FitzGerald	52	Mr. FitzGerald's professional biography appears above under Election of Directors.
Bryan E. Mittelman	51	Chief Financial Officer of the Company since February 2019, and Chief Accounting Officer from July 2018 to February 2019. Vice President, Controller at Knowles Corporation from December 2013 to July 2018. Corporate Controller at Morningstar, Inc. from December 2011 to September 2013.
Martin M. Lindsay	57	Chief Risk and Administration Officer, Treasurer and Secretary of the Company since February 2021. Vice President, Treasurer and Secretary of the Company from February 2019 to January 2021. Corporate Treasurer and Assistant Secretary of the Company and MM from February 2002 to February 2019. Assistant Treasurer of the Company and MM from March 1999 to February 2002.
James K. Pool III	50	Chief Technology and Operations Officer of the Company since February 2021. Company Group President and President of TurboChef Technologies, LLC, from 2011 to February 2021.
Steven P. Spittle	41	Chief Commercial Officer of the Company since February 2021. Group President of Pitco Frialator and G.S. Blodgett from March 2017 to February 2021. President of Pitco Frialator from April 2015 to May 2017.

Proposal No. 2
Advisory Vote on Executive Compensation

Every year we give our stockholders the opportunity to vote on a non-binding, advisory basis, to approve the compensation of our Named Executive Officers. This proposal is commonly referred to as "Say on Pay." We are asking stockholders to vote FOR the adoption of the following resolution:

"Resolved, the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K of the Securities Exchange Act of 1934, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

This vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board. However, the Board and the Compensation Committee value the opinion of Middleby stockholders. The Board and the Compensation Committee will consider the views of our stockholders expressed through the advisory vote and, based on the results of the vote, the Compensation Committee will evaluate whether any actions are necessary to address stockholder concerns.

As outlined in the Compensation Discussion and Analysis ("CD&A") section that follows, our compensation program is designed to maximize strategic Company goals based on the following objectives:

- attract and retain executive talent;
- link executive compensation with operating performance;
- align executive long-term compensation with stockholder interests; and
- facilitate a high-growth company strategy.

The Compensation Committee and the Board believe that the policies and procedures articulated in the CD&A are effective in achieving these goals and that the compensation of the Named Executive Officers reported in this Proxy Statement has contributed to the Company's long-term success. The Company encourages stockholders to review the executive compensation disclosure in the CD&A and executive compensation tables for complete details of how our executive compensation policies and procedures operate and are designed to achieve the Company's compensation objectives.

Vote Required for Approval; Board Recommendation

The vote of a majority of votes cast at the Meeting is necessary for advisory approval of this proposal. Although this vote is advisory in nature and does not require any action by the Company or the Compensation Committee, the Company strongly encourages all stockholders to vote on this matter.

⊘ *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT.*

Executive Compensation

Table of Contents

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis ("CD&A") describes the material elements of compensation for the Company's fiscal year 2021 "Named Executive Officers," or NEOs, identified below.

Timothy FitzGerald	Chief Executive Officer
Bryan E. Mittelman	Chief Financial Officer
Martin M. Lindsay	Chief Risk and Administration Officer, Treasurer and Secretary
James K. Pool III	Chief Technology and Operations Officer
Steven P. Spittle	Chief Commercial Officer

Executive Summary

We seek to closely align the interests of our Named Executive Officers with the interests of our stockholders. As described in this CD&A, our compensation program features a pay for performance design that rewards our Named Executive Officers for achieving short-term and long-term financial goals.

2021 Highlights and Performance

In 2021, Middleby and its management team delivered record sales and earnings across each of our three business segments despite significant operational challenges from supply chain disruption due to the continuing effects of COVID-19. As a result, Middleby's

Earnings Per Share ("EPS") outperformed our peer group median on a one-year, three-year and five-year basis. Middleby's Total Shareholder Return ("TSR") outperformed our peer group median on a one-year (FYE 2021) basis. In order to achieve these strong financial results, Middleby's management continued to apply the same nimble management philosophy that proved effective during a challenging COVID-19 environment in 2020. In 2021 and heading into 2022, the management philosophy has not changed, but the issues have evolved to include supply chain constraints as well as current world events that require us to rapidly adjust to changing circumstances.

Total Earnings Per Share Growth



Total Shareholder Return



Note: TSR reflects stock price appreciation plus reinvestment of dividends (calculated monthly) and the compounding effect of dividends paid on reinvested dividends. For information about the peer group, please see "Market Factors in Setting Compensation" on page 32.

LONG TERM HISTORY OF CREATING STOCKHOLDER VALUE

$10,000 Compound Investment Growth - 10 Year



Free Cash Flow*
(in millions)



* *Free Cash Flow is not prepared in accordance with generally accepted accounting principles in the United States (GAAP). For a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measures and insight into how this non-GAAP measure is considered by management, please see Annex A.*

** *Proforma Free Cash Flow is $315 million, excluding the termination fee received, net of taxes and deal costs of approximately $68 million.*

Highlights of 2021 Compensation Program

Middleby's Compensation Committee made significant changes to the 2021 compensation program for our Named Executive Officers in response to meaningful stockholder engagement. As discussed below, such changes included (1) awarding annual cash bonuses to our NEOs that incorporate differentiated performance metrics from those used for the long-term equity incentive awards, and (2) issuing new long-term equity incentive awards that incorporate new performance metrics and add a holding period.

The following chart summarizes the elements of direct compensation paid to our Named Executive Officers in fiscal year 2021.

Compensation element	How paid	Metrics and vesting
Base salary	Cash	Typically based on the Company's current business environment, the individual's level of responsibility and merit within the Company, and peer benchmarking data.
Annual incentive compensation	Cash	In fiscal year 2021, the Company transitioned to an annual cash-based incentive compensation program. The annual incentive compensation program is a performance-based plan that rewards performance against goals for earnings before interest, taxes, depreciation, and amortization ("EBITDA") in dollars ("EBITDA$"), and EBITDA as a percentage of total revenue ("EBITDA%").
Long-term equity incentives	2/3 performance-based performance stock units (PSUs)	In fiscal year 2020, the Company transitioned to a new LTI award structure in response to stockholder feedback. The 2021 awards of PSUs will cliff vest, to the extent earned, at the end of a three-year performance period based on continued employment and performance against goals for Enterprise Value Growth (Less Net Debt) per share (50%) and Adjusted EPS (50%). Final awards may be modified (+/- 30%) based on Middleby's TSR compared to TSR for our peer group.
	1/3 time-based restricted stock units (RSUs)	The RSUs will vest in three equal tranches in the following March following each of the three fiscal years of the performance period for the PSUs awarded on the same date, subject to continued employment. Shares underlying the vested RSUs must be held until the associated PSUs vest (or fail to vest based on performance).

Stockholder Engagement Following the 2021 Annual Meeting

We actively seek and consider stockholder feedback in designing and managing our executive compensation program, our corporate governance practices, and all other matters of interest to our stockholders. At the 2021 Annual Meeting, support for the Say on Pay proposal was 91%. This level of support indicated that stockholders were receptive to the meaningful changes we made to our executive compensation programs in 2020. In 2021, stockholder feedback continued to be valuable to the Company. This year, we proactively engaged with our stockholders regarding executive compensation and other corporate governance matters throughout the year, as discussed further in "*Governance—Stockholder Engagement.*"

The Company engaged with stockholders during December 2021 and January 2022 to discuss a variety of subjects, with an increased focus on ESG matters and executive compensation matters. We contacted our top 25 stockholders, representing approximately 73% of our total outstanding shares, and senior leaders, held meetings with stockholders representing approximately 46% of our total outstanding shares. Compensation-related feedback from these meetings was communicated to our Compensation Committee and to our full Board, and discussed with management as appropriate.

Our compensation program has been developed in response to, and as a product of, past discussions with our stockholders. In 2020, our stockholders had five significant suggestions regarding our long-term equity incentive program, and the Compensation Committee considered and ultimately acted upon all five in 2020 and 2021.

What we heard		How we responded
The performance metrics and performance periods for the long-term equity incentive program and the short-term cash incentive program had significant overlap, which stockholders did not think was appropriate.	→	Long-term grants of performance-based equity will now cliff vest, to the extent earned, only at the end of a three-year performance period. The long- and short-term incentive plans now have differentiated metrics and performance periods.
Our performance-based long-term equity awards had opportunities for annual vesting during the performance period, which stockholders believed was inconsistent with the objective of a long-term incentive award.	→	Performance-based equity grants will now cliff vest, to the extent earned, only at the end of a three-year (two-year for fiscal year 2020) performance period, with no opportunity for interim or "make-up" vesting.
Stockholders believe our long-term equity incentive program should incorporate a capital efficiency performance metric.	→	Performance-based equity awards are now subject to a capital efficiency metric, Enterprise Value Growth (Less Net Debt) per share, in addition to Adjusted EPS and the TSR modifier.
Stockholders believe our long-term equity incentive program should incorporate relative TSR as a performance metric.	→	Performance-based equity awards are now potentially impacted by as much as 30% positive or negative, depending on the Company's TSR for the performance period as compared to TSR for our peer group.
Stockholders were supportive of our ongoing practice of imposing restrictions on the transfer of executives' vested equity awards.	→	Time-based equity awards will vest in annual increments, but vested shares must be held until the associated performance shares vest (or fail to vest based on performance).

During our stockholder engagement in December 2021 and January 2022, ESG matters were the focus of stockholder interest and discussion. Several stockholders encouraged the Company to consider incorporating ESG metrics as a component of the executive compensation program in future years, and the Compensation Committee is considering that suggestion. The

Compensation Committee is considering the inclusion of ESG metrics to the total compensation mix in future years.

Stockholders did not raise any other material suggestions or concerns.

Compensation Objectives and Philosophy

The Company's compensation and benefits programs are influenced by our business culture and are designed to maximize strategic Company goals. The objectives of our compensation program are described below.

Attract and Retain Executive Talent—The Company offers compensation packages that aim to attract and retain qualified executive talent and deliver increasing rewards for extraordinary performance.

Link Executive Compensation with Operating Performance—The Compensation Committee structures a portion of the compensation for our Named Executive Officers and senior management to vary based on the Company's financial and operating performance in order to drive a sustained increase in stockholder value. In a typical year, a significant portion of an executive's annual compensation is at risk and linked to the achievement of corporate goals that are tailored to the Company's strategic plan.

Link Executive Equity Incentive Compensation with Stockholder Interests—Long-term equity incentive compensation granted to our Named Executive Officers in fiscal year 2021 was divided between performance-based (67%) and time-based restricted stock units (33%) to (i) align our Named Executive Officers' interests with stockholder interests through the shared experience of stock ownership; (ii) tie performance goals and payouts directly to metrics that are critical drivers of financial and operational success, stockholder value creation, and strategic objectives; and (iii) include a time-based component that encourages executive retention and discourages excess risk-taking by executives.

Facilitate a High-Growth Company Strategy—The Company provides incentive compensation that rewards executives for strong growth in earnings, which is expected to generate strong stockholder return. Performance goals are generally consistent with the Company's performance expectations, but are tiered to ensure that awards will increase when Middleby out-performs the market. Likewise, our incentive compensation programs are designed to result in no payouts when Middleby underperforms threshold goals.

Parties Involved in Compensation Decisions

Role of the Compensation Committee

The Compensation Committee, consisting entirely of independent directors, is responsible for establishing, implementing, and monitoring the Company's compensation program and providing input to the Board with respect to management development and succession planning.

The Compensation Committee evaluates the CEO's performance and makes recommendations to the Board with respect to the CEO's compensation based on this evaluation. The Compensation Committee also evaluates the other Named Executive Officers' performance and, either as a committee or together with the other independent directors (as directed by the Board), determines and approves their compensation.

Role of the Compensation Committee's Independent Compensation Consultant

The Compensation Committee has the power to retain independent compensation consultants, legal counsel, or other advisors as it may deem appropriate to assist it in the performance of its duties and responsibilities, without consulting or obtaining the approval of management. The Compensation Committee recognizes the importance of objective, independent expertise and advice in carrying out its responsibilities.

Since November 2017, the Compensation Committee has retained Aon's Human Capital Solutions practice, a part of Aon, as its independent consultant. Aon reports directly to, and is directly accountable to, the Compensation Committee, and the Compensation Committee has the sole authority to retain, terminate, and obtain Aon's advice at the Company's expense. The Compensation Committee selected Aon as consultants because of Aon's public company compensation experience, understanding of compensation governance and access to market competitive data.

With Aon's assistance, the Compensation Committee monitors market compensation practices and developments, as well as the appropriateness of the various components of Middleby's executive pay program. The Compensation Committee believes that obtaining relevant market and benchmark data is very important because it provides helpful context and a solid reference point for making decisions. When making determinations about

compensation for our executives, the Compensation Committee also considers corporate and individual performance, any shifts in the current or anticipated future duties and function of the executive officers, the competitive market for executive talent and the overall labor market, and the input of other directors who are not members of the Compensation Committee.

In the past, the Compensation Committee has worked with Aon to: assess our executive compensation philosophy, objectives and components; develop a peer group of companies for compensation comparison purposes; review considerations and market practices related to the design of cash and equity incentive plans and trends in the capital goods industry; review our equity compensation strategy; and review director compensation market practices. For fiscal year 2021 specifically, Aon assisted the Compensation Committee with evaluating the appropriateness of the peer group, providing CEO and NEO benchmark compensation data, designing our incentive plans, and following good compensation practices. While the Compensation Committee takes into consideration the review and recommendations of Aon when making decisions about the Company's executive compensation program, ultimately the Compensation Committee makes its own independent decisions about compensation matters.

The Compensation Committee has assessed the independence of Aon pursuant to SEC and NASDAQ rules, considering each of the relevant factors with respect to a compensation consultant's independence. The Compensation Committee also considered the nature and amount of work performed for the Compensation Committee and the fees paid for those services in relation to Aon's total revenues. Aon provides no services to the Company other than its services to the Compensation Committee, has no other ties to management that could jeopardize its fully independent status, and has strong internal governance policies that help ensure it maintains its independence. Aon has conducted a review of its performance, and has prepared an independence letter for the Compensation Committee that provides assurances and confirmation of the consultant's independent status under the standards. None of the Compensation Committee members and none of our executive officers or directors have any personal relationship or other conflicts of interest with Aon.

Role of the CEO

The CEO annually reviews the performance of each executive officer other than himself. For each such executive, this review includes an analysis of actual operating performance versus pre-determined operating performance targets, measures taken to improve efficiency of operations within the executive's area of responsibility, completion of special projects, and an assessment of the executive's commitment to the Company's core operating principles. Based on his review, the CEO develops a recommendation to the Compensation Committee for each executive's annual base salary, annual incentive plan opportunity and the basis for long-term equity-based grants.

The Compensation Committee uses the same methodology to establish the compensation package for the CEO.

Market Factors in Setting Compensation

The Compensation Committee uses comparative compensation information from a relevant group of peer companies as one of several points of reference when setting the compensation of

our CEO. The Committee typically reviews CEO compensation benchmarking data every two to three years.

In February 2019, the Compensation Committee developed the peer group, with Aon's assistance. The peer group was chosen based primarily on revenue, market capitalization, industry, brand leadership, and international scope. The Compensation Committee considers data from the companies in the peer group to compare total compensation and individual compensation elements for our Named Executive Officers with compensation for officers in comparable positions. The Compensation Committee retains discretion in determining how it will use peer group data.

The Compensation Committee periodically reassesses the companies within the peer group and makes changes as appropriate, considering mergers and acquisitions, changes in Middleby's business, and other factors. After review, the Compensation Committee confirmed the peer group set forth below was appropriate as a reference for 2021 pay determinations. The 2021 peer group consisted of the following companies (the "Peer Group"):

Barnes Group Inc.	ITT Inc.
Crane Co.	John Bean Technologies Corporation
Dover Corporation	Nordson Corporation
Flowserve Corporation	Snap-on Incorporated
Fortive Corporation	Welbilt, Inc.
Graco Inc.	Woodward, Inc.
IDEX Corporation	Xylem Inc.

At the time the Peer Group was developed in 2019, Middleby was positioned near the median in terms of market capitalization and slightly above the median in terms of revenue.

Market Capitalization
(in billions)



Revenue
(in billions)



For fiscal year 2021 compensation purposes, Aon presented the Compensation Committee with data regarding compensation for the NEOs. Aon collected this information from the Peer Group.

Aon compiled compensation data at the 25th percentile, median, and 75th percentile levels from the Peer Group, for base salaries, target annual cash incentive awards, target long-term equity awards, and total target direct compensation for individual executive officer positions. Using this data, the Compensation Committee approved adjustments to 2021 compensation packages for our NEOs to maintain an appropriate level of total compensation in comparison to the market that is consistent with emphasizing pay for performance.

Fiscal Year 2021 Compensation Decisions

The Company's compensation program is generally divided into three elements: base salary, annual cash incentive, and long-term equity-based incentive. We use the mix of these elements to emphasize pay for performance and to recognize the different value brought by individual jobs within the Company. For example, our CEO has the greatest responsibility for the operation and performance of the business and, accordingly, the most potential upside in compensation, but he also has the most compensation at risk, depending on Middleby's financial performance.

Base Salary

Base salary is fixed and provides some stable income since the other elements of our NEOs' compensation packages are at significant risk. Annual base salary levels and any increases are budgeted based on the Company's current business environment and the individual's level of responsibility and merit within the Company.

The base salary of our CEO, Mr. FitzGerald, has remained unchanged since his promotion to CEO in February 2019. For fiscal year 2021, the Compensation Committee approved increases to base salaries of certain other NEOs. Specifically, the Compensation Committee approved increases in base salary for Messrs. Mittelman and Lindsay in alignment with market compensation data provided by Aon. Among other factors, the Compensation Committee also recognized additional duties and responsibilities for each position, the importance of retaining key executive talent and the status of the labor market generally.

Messrs. Pool and Spittle were promoted to new roles at Middleby as Chief Technology and Operations Officer and Chief Commercial Officer, respectively. The Compensation Committee approved increases in base salary commensurate with their added duties and responsibilities as newly promoted NEOs, in alignment with market compensation data provided by Aon.

Named Executive Officer	2020 Base Salary	2021 Base Salary	Percentage Change
Timothy J. FitzGerald (CEO)	$975,000	$975,000	0%
Bryan E. Mittelman (CFO)	$425,000	$475,000	11.76%
Martin M. Lindsay (Chief Risk and Administration Officer, Treasurer and Secretary)	$350,000	$400,000	14.29%
James K. Pool III (Chief Technology and Operations Officer)	$ —	$525,000	—
Steven P. Spittle (Chief Commercial Officer)	$ —	$525,000	—

Annual Performance-Based Incentive Program

The Company provides annual performance-based cash incentives pursuant to the Value Creation Incentive Plan ("VCIP"). Under the VCIP, the Compensation Committee can establish performance goals utilizing multiple metrics, with the flexibility to adjust metrics and goals to address changing business needs. The VCIP is intended to provide an incentive for strong performance and to motivate eligible employees toward the highest level of achievement and business results by tying their goals and interests to those of the Company and our stockholders.

The Company did not approve an annual cash-based incentive compensation program for fiscal year 2020 in order to focus the Company's financial and managerial resources on the Company's response to the COVID-19 pandemic.

In fiscal year 2021, the Compensation Committee approved and implemented an annual cash-based incentive compensation program under the VCIP for all of the NEOs. The annual incentive compensation program for 2021 includes bonus opportunities based upon performance against goals for EBITDA$ and EBITDA% for fiscal year 2021. These metrics, which emphasize different aspects of our performance than the metrics used for the long-term incentive plan, were implemented in part due to stockholder outreach, are consistent with leading governance practices, and serve as an effective reference for senior managers when making decisions for their respective operations.

The following table shows 2021 actual EBITDA$ and EBITDA% as compared to the target EBITDA$ and EBITDA% goals and the corresponding annual performance-based cash compensation for each NEO under the VCIP. Each NEO's target bonus opportunity under the VCIP for fiscal year 2021 was set at 100% of base salary, as set forth below:

2021 ANNUAL PERFORMANCE-BASED CASH INCENTIVE PLAN PERFORMANCE

Performance Metric	Relative Weighting	Threshold	Target	Target+	Maximum	Actual Result	Annual Performance-Based Cash Compensation*
EBITDA $ (in millions)	65%	$ 640	$ 660	$ 680	$ 700	$ 714	
Percentage of Base Salary		33%	65%	98%	130%		130%
EBITDA %	35%	21.5%	21.8%	22.2%	22.5%	22.1%	
Percentage of Base Salary		18%	35%	53%	70%		48%

* % Annual Performance-Based Cash Compensation was calculated based upon the the percentage of base salary at the actual result, calculated on a linear basis between the performance targets.

Equity-Based Incentive Compensation

Based on feedback from stockholders, in fiscal year 2020, the Compensation Committee made significant structural modifications to the Company's long-term equity incentive ("LTI") program to add an enhanced capital efficiency performance metric, incorporate a TSR modifier, extend the performance period to a full three years with no interim vesting opportunities, and impose restrictions on the transfer of vested shares. The resulting LTI structure is consistent with leading governance practices, serves as an effective reference for senior managers when making decisions for their respective operations, and further aligns management with stockholder interests. The following table summarizes the legacy LTI program and the changes adopted starting in 2020. The LTI award granted to the NEOs in fiscal year 2021 contained all of the features of the new program described above and summarized below.

Component	Legacy LTI Practices	New LTI Practices
Award Type	Time-based restricted stock awards ("RSAs") (1/3 weight) Performance-based RSAs (2/3 weight)	Time-based RSUs (1/3 weight) Performance-based PSUs (2/3 weight)
Award Timing	LTI awards made every three years	LTI awards made annually
Term	Three years	Three years*
Performance and Vesting Period	Time-based awards: annual vesting Performance-based awards: annual vesting with possible lookback aggregate vesting	Time-based awards: ratable over three years*, but must be held until the associated performance-based PSUs vest (or fail to vest based on performance) Performance-based awards: cliff vest to the extent earned, at the end of the three-year* performance period
Performance Criteria	EPS (50% weighting) EBITDA (50% weighting) These were the same performance metrics used in the short-term cash incentive plan	Adjusted EPS (50% weight) Enterprise Value Growth, (Less Net Debt) (50% weight) per share There is no overlap between the short-term performance metrics and the long-term performance metrics.
TSR Modifier	N/A	• Vested performance shares increase by 30% for three-year* TSR performance that is at or above the 75th percentile versus the Peer Group • Vested performance shares are unchanged for three-year* TSR performance that is between the 25th and 75th percentile versus Peer Group • Vested performance shares decrease by 30% for three-year* TSR performance that is at or below the 25th percentile versus the Peer Group

* The fiscal year 2020 LTI grants to our NEOs have a two-year performance period to bridge the gap between the vesting periods of the legacy LTI program and the new LTI program. The TSR modifier, if it applies, will be based on Middleby's two-year TSR performance versus the Peer Group.

2021 Long-Term Equity Incentive Awards

In September 2021, the Compensation Committee approved LTI equity awards to our Named Executive Officers consisting of time-based RSUs (33.3% of target LTI value) and performance-based PSUs (66.7% of target LTI value). The time-based RSUs will vest, subject to an NEO's continued employment, in equal increments, in March 2022, March 2023 and March 2024. The performance period for the performance-based PSUs covers fiscal years 2021, 2022 and 2023, and vesting, if any, will be approved by the Compensation Committee in the first quarter of fiscal year 2024. All future equity grants are expected also to have a three-year performance and vesting period.

Target LTI awards for our Named Executive Officers are shown below.

The Compensation Committee sets the grant date target value for LTI awards for our Named Executive Officers other than the CEO. Using market-based long-term equity grant values and incentive plan design information provided by the Compensation Committee's independent compensation consultants as a guide, Mr. FitzGerald recommends to the Compensation Committee awards for our Named Executive Officers (other than himself) and members of senior management.

The Board established Mr. FitzGerald's target LTI award based upon the recommendations of the Compensation Committee. In forming its recommendation, the Compensation Committee reviewed competitive compensation data for the Peer Group provided by Aon and considered other relevant factors.

Executive	Grant date target value of award* ($)	Target performance-based PSUs (#)	Target time-based RSUs (#)
Timothy J. FitzGerald	$ 6,161,150	23,334	11,666
Bryan E. Mittelman	$ 1,320,225	5,000	2,500
Martin M. Lindsay	$ 1,232,210	4,666	2,334
James K. Pool III	$ 1,540,263	5,834	2,916
Steven P. Spittle	$ 1,540,263	5,834	2,916

* The Compensation Committee determined the number of PSUs and RSUs to grant based on the price of Middleby common stock on September 7, 2021, which was $176.03 per share.

Performance Targets for 2021 LTI Awards

The performance-based PSUs have two primary, equally weighted, metrics: Adjusted EPS and Enterprise Value Growth (Less Net Debt) per share.

Metric	Definition	Rationale
Adjusted EPS	Net Earnings plus the following: amortization, restructuring expenses, acquisition-related inventory step-up charges, facility consolidation expense, net periodic pension benefit other than service costs, one-time restructuring costs, and income tax effect of pre-tax adjustments.	This is an easily understood metric that is reported in Middleby's earnings releases, that closely aligns with stockholder growth expectations, and that is closely aligned with the valuation of the Company.
Enterprise Value Growth (Less Net Debt) Per Share	Adjusted EBITDA multiplied by a market multiple minus Net Debt, with the result divided by shares outstanding.	This metric closely aligns to stockholder value creation by comprehensively capturing growth and capital efficiency, and incorporating cash flow generation, fluctuation in debt balances, utilization of equity, and changes to total shares outstanding. During our recent stockholder engagement process, stockholders expressed a preference for a comprehensive capital efficiency return metric.

Performance targets are set based on management's multi-year forecast of Adjusted EPS and Enterprise Value Growth (Less Net Debt) per share performance. The maximum possible payout is 200% of target, based on our performance against goals for these measures. We do not disclose the targets for Adjusted EPS and Enterprise Value Growth (Less Net Debt) per share due to the competitive harm that could result from this disclosure. However, consistent with stockholder feedback, the performance targets for the performance period that spans fiscal years 2021, 2022 and 2023 reflect rigorous goals that anticipate much stronger growth than we experienced in fiscal year 2020 because of the negative impact of the pandemic.

Once awards are calculated based on Middleby's performance for the three-year performance period ("Pre-TSR Vested Shares"), the Compensation Committee will calculate whether the TSR modifier applies. If Middleby's TSR for the three-year performance period is in the top 25% of TSR for the Peer Group, the final grants to our Named Executive Officers will equal the number of Pre-TSR Vested Shares multiplied by 130%. Conversely, if Middleby's TSR for the three-year performance period is in the bottom 25% of TSR for the Peer Group, the final grants to our Named Executive Officers will equal the number of Pre-TSR Vested Shares multiplied by 70% (meaning that there is a negative adjustment of up to 30%). Final awards will equal the number Pre-TSR Vested Shares if Middleby's TSR falls in the middle of the Peer Group.

Time-Based RSUs; Holding Period

The time-based LTI awards vest ratably over three years, so long as the recipient is still employed by the Company. However, the shares underlying the vested RSUs may not be sold or otherwise transferred until the associated performance-based PSUs vest (or fail to vest based on performance). The TSR modifier will not affect the number of time-based RSUs that vest.

Vesting of 2019 Equity Incentive Awards

In 2019, the Company granted performance-based and time-based restricted stock awards to the NEOs. The performance-based component of the award provided that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three-year performance period based on the achievement of specified cumulative increases in EBITDA and EPS (as certified by the Compensation Committee in early 2022). There also was the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019,

2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period for the 2019 award began on December 30, 2019 and ended on January 1, 2022. The time-based component vested in 1/3 increments on each of March 10, 2020, March 10, 2021 and March 10, 2022, subject to continued employment on each such date.

One-Year Performance Period for 2021

One-third of the performance-based restricted shares that were granted to our NEOs in 2019 were eligible for vesting based upon the performance of the Company in fiscal year 2021. Target performance was based on achievement of 10% growth in EBITDA and 10% growth in EPS in fiscal year 2021.

The following chart specifies the percentage of granted performance-based shares (relative to target) that could have been earned at various levels of EBITDA and EPS growth achieved over the one-year performance period ended January 1, 2022, for Messrs. FitzGerald, Mittelman, Brewer and Lindsay:

	2021 EPS Growth			
2021 EBITDA Growth	**0.0%**	**5.0% (threshold)**	**10.0% (target)**	**20.0% (max)**
0.0%	0.0%	12.5%	50.0%	125.0%
5.0% (threshold)	12.5%	25.0%	62.5%	137.5%
10.0% (target)	50.0%	62.5%	100.0%	175.0%
20.0% (max)	125.0%	137.5%	175.0%	250.0%

As a result of fiscal year 2021 performance, performance-based restricted shares for the 2021 fiscal year vested at max based on achievement of 76% growth in EBITDA and 48% growth in EPS (both metrics achieved far in excess of max), and resulted in the issuance of the following shares under the LTIP: 25,000 shares to Mr. FitzGerald, and 5,554 shares to each of Messrs. Mittelman, Lindsay, Pool and Spittle upon certification of financial results by the Compensation Committee in 2022.

Three-Year Performance Period for 2019-2021

The aggregate maximum number of performance-vesting restricted shares that were eligible to vest over the three-year performance period ended January 1, 2022 equaled 75,000 for Mr. FitzGerald, and 16,667 for Messrs. Mittelman, Lindsay, Pool and Spittle. The following chart illustrates the percentage of awarded shares that were eligible to vest at various levels of cumulative EBITDA and cumulative EPS achievement over the three-year performance period ending January 1, 2022:

	3 Year Compounded EBITDA Target		
3 Year Compounded EBITDA Growth	**16.6% (threshold)**	**36.4% (target)**	**87.4% (max)**
16.6% (threshold)	25.0%	62.5%	137.5%
36.4% (target)	62.5%	100.0%	175.0%
87.4% (max)	137.5%	175.0%	250.0%

After accounting for the vesting of performance-based restricted stock with respect to the 2019 and 2021 fiscal years based upon annual EBITDA and EPS targets, no additional performance-based restricted shares vested in 2021 pursuant to the achievement of specified cumulative increases in EBITDA and EPS.

The number of shares of time-based restricted stock that were awarded to the NEOs in August 2019 equaled 15,000 shares to Mr. FitzGerald, and 3,333 shares to each of Messrs. Mittelman, Lindsay, Pool and Spittle. 1/3 of these awards vested on March 10, 2022.

Discretionary Cash Bonuses

The Company did not approve an annual cash-based performance program with performance metrics for fiscal year 2020 in order to focus the Company's financial and managerial resources on responding to the COVID-19 pandemic. In 2020, Messrs. Mittelman and Lindsay demonstrated extraordinary leadership to allocate and preserve the Company's resources and motivate its employees to navigate the initial stages of the COVID-19 pandemic. Specifically, Messrs. Mittelman and Lindsay had primary responsibility for facilitating the refinance of our existing credit facility and issuance of a convertible note to investors, significantly improving Middleby's capital structure and ensuring access to adequate liquidity during an uncertain phase of the pandemic. Further, Mr. Lindsay led numerous COVID-19 initiatives to protect employee health and safety while maintaining the Company's ability to serve its customers. In September 2021, the Compensation Committee determined it was in the best interest of stockholders to recognize this extraordinary leadership by approving discretionary cash bonuses of $275,000 and $225,000, respectively. These awards represent approximately 57% of each officer's respective annual base salary, which the Compensation Committee determined was reasonable under the circumstances. In addition to recognizing their achievements, the Compensation Committee considered the highly competitive market for proven executive talent and the labor market generally, and the benefit to stockholders of recognizing extraordinary behavior at a time when pre-approved quantifiable performance metrics were not available.

Stock Ownership Guidelines

Company guidelines require our Named Executive Officers to own a prescribed amount of Middleby common stock, expressed as a multiple of their respective base salaries. The base salary multiples are set by the Compensation Committee at levels consistent with the individual's level of responsibility within the Company. Unvested time-based equity counts toward an executive's required holdings, but unvested performance-based equity does not. Any covered executives who have not yet met their stock ownership requirements are required to retain 50% of all net shares (post tax) that vest until the minimum share ownership requirement is achieved.

As of December 31, 2021, all of our Named Executive Officers exceeded the minimum stock ownership requirements, as shown below.



Clawback Policy

The Company maintains a Clawback Policy, which requires reimbursement or forfeiture of all or a portion of any incentive compensation (which includes annual bonuses and other short- and long-term cash incentives, stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units) received by a current or former executive officer during the preceding three completed fiscal years in the event that:

(a) the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under securities law, and

(b) the restated result indicates that an executive officer received additional incentive compensation based on the erroneous data.

The Company is entitled to recover the amount of excess incentive compensation paid to any executive officer over the incentive compensation that would have been paid to the executive officer had it been based on the restated results, as determined by the Board.

Additional Compensation Information
Derivatives Trading, Hedging and Pledging

Pursuant to our Insider Trading Compliance Program, all employees, officers, and directors are prohibited from engaging in any speculative transactions in Middleby stock, including engaging in short sales; transactions involving put options, call options, or other derivative securities; or any other forms of hedging transaction, such as collars or forward sale contracts, designed to decrease the risks associated with holding Middleby stock, except in certain circumstances that must be pre-cleared with the Company's insider trading compliance officers.

Post-Employment Benefits

The Company provides certain limited post-employment benefits, as described under "*Potential Payments Upon Termination or Change in Control.*"

Limited Perquisites

Our Named Executive Officers and senior executives receive only limited perquisites. Middleby does not offer our NEOs automobile allowances, club memberships, or other professional fee reimbursements.

Employment Agreements

To attract and retain highly skilled executives and to provide for certainty regarding rights and obligations, the Company has historically provided employment agreements to our Chief Executive Officer and certain other executive officers. None of the NEOs other than Mr. FitzGerald have an employment agreement with the Company. For more information, see "*Employment Agreement with Timothy J. FitzGerald.*"

Risk Assessment Regarding Company Compensation Program

The Compensation Committee is committed to ensuring that none of Middleby's compensation policies and practices—particularly the performance-based compensation—pose excessive risks. The Compensation Committee, together with the Chairperson of the Audit Committee and executive management, has considered the risks arising from the Company's compensation policies and practices and concluded that those policies and practices are not reasonably likely to have a material adverse effect on the Company. In particular, the Compensation Committee determined that Middleby's executive compensation program includes several "risk mitigating" elements, such as stock ownership requirements for our NEOs and other senior executives, substantial time-based components in the total compensation mix, the use of multiple performance metrics in our incentive plans, and limitations on the payouts that can be earned through the incentive plans.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee, consisting entirely of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with the Company's management. Based on this review and discussion, the Compensation Committee recommends to the Company's Board that the CD&A be included in these proxy materials.


The Compensation Committee:
John R. Miller III, Chairman,
Gordon O'Brien and Sarah Palisi Chapin


Executive Compensation Tables

Summary Compensation Table for Fiscal Year 2021

The following table sets forth information concerning the annual and long-term compensation for services to the Company in all capacities received by the following individuals, who are collectively referred to as the Company's "Named Executive Officers" for fiscal year 2021: the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers. The table covers compensation for fiscal years 2019, 2020, and 2021 to the extent the individuals listed were Named Executive Officers in those years.

	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension ($)	Other ($)	Total ($)
Timothy J. FitzGerald *Chief Executive Officer*	2021	975,000	—	6,678,831	—	1,736,719	—	16,445[3]	9,406,995
	2020	975,000	—	4,363,011	—	—	—	7,182	5,345,193
	2019	975,000	—	5,057,550	—	1,149,688	—	15,945	7,198,183
Bryan E. Mittelman *Chief Financial Officer*	2021	475,000	275,000[2]	1,431,175	—	846,094	—	12,093[4]	3,039,362
	2020	425,000	—	1,006,850	—	—	—	6,042	1,437,892
	2019	425,000	—	1,123,900	—	358,417	—	8,363	1,915,680
Martin M. Lindsay *Chief Risk and Administration Officer, Treasurer and Secretary*	2021	400,000	225,000[2]	1,335,749	—	712,500	—	8,359[5]	2,681,608
	2020	350,000	—	1,006,850	—	—	—	6,177	1,363,027
	2019	350,000	—	1,123,900	—	295,167	—	7,081	1,776,148
James K. Pool III *Chief Technology and Operations Officer*	2021	525,000	—	2,870,119	—	—	—	8,363[6]	4,338,638
Steven P. Spittle *Chief Commercial Officer*	2021	525,000	—	2,799,526	—	—	—	2,066[7]	4,261,688

(1) The amounts reported in the "Stock Awards" column of the table reflect the fair value on the grant date of equity awards granted to certain of our NEOs determined in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, excluding the effect of estimated forfeitures. For time-based RSUs, fair value is computed by multiplying the total number of shares subject to the award (or target number of shares, if applicable) by the closing price per share of our common stock as reported on the date of grant. For the PSUs, fair value has been calculated based on the probable outcome of the applicable performance conditions and a Monte Carlo simulation valuation model. The closing trading value of our common stock was $176.03 per share on September 7, 2021 and was $136.91 per share on February 15, 2021. As further described in the Grants of Plan-Based Awards table, Messrs. Pool and Spittle were awarded RSUs and PSUs on February 15, 2021, and all of the NEOS were awarded RSUs and PSUs on September 7, 2021. The fair value on the grant date of the PSUs granted to our NEOs during 2021 based upon the maximum possible level of achievement under such awards would be $12,025,611 for Mr. FitzGerald, $2,576,860 for Mr. Mittelman, $2,404,805 for Mr. Lindsay, $5,037,297 for Mr. Pool, and $4,918,030 for Mr. Spittle. Refer to the footnotes to the Grants of Plan-Based Awards table for the assumptions made when calculating the grant date fair values of the fiscal year 2021 grants of RSUs and PSUs.

(2) In September 2021, the Compensation Committee approved discretionary cash bonuses to Messrs. Mittelman and Lindsay, in recognition of their extraordinary leadership in fiscal year 2020 to allocate and preserve the Company's resources and motivate its employees to navigate the initial stages of the COVID-19 pandemic. The Compensation Committee also considered the highly competitive market for proven executive talent and the labor market generally. Messrs. Mittelman and Lindsay did not receive annual incentive compensation plan bonuses in the 2020 fiscal year.

(3) All other compensation amounts in 2021 for Mr. FitzGerald include a $1,375 Company contribution to a health savings account, $2,070 in Company-paid life insurance premiums, and a 401(k) Company matching contribution of $13,000.

(4) All other compensation amounts in 2021 for Mr. Mittelman include a $1,375 Company contribution to a health savings account, $2,030 in Company-paid life insurance premiums, and a 401(k) Company matching contribution of $8,687.

(5) All other compensation amounts in 2021 for Mr. Lindsay include a $1,375 Company contribution to a health savings account, $3,424 in Company-paid life insurance premiums, and a 401(k) Company matching contribution of $3,560.

(6) All other compensation amounts in 2021 for Mr. Pool may include a $1,375 Company contribution to a health savings account, $1,688 in Company-paid life insurance premiums, and a 401(k) Company matching contribution of $5,300.

(7) All other compensation amounts in 2021 for Mr. Spittle include a $1,375 Company contribution to a health savings account, and $631 in Company-paid life insurance premiums.

Employment Agreements with Named Executive Officers

Timothy J. FitzGerald

On March 10, 2022, the Company and MM entered into an employment agreement with Mr. FitzGerald. This employment agreement supersedes his previous employment agreement. The agreement memorializes Mr. FitzGerald's current base salary of $975,000 (which remains unchanged since his promotion to

CEO in 2019), and his eligibility to participate in the Company's management incentive programs.

The terms of the employment agreement relating to the termination of Mr. FitzGerald's employment are discussed below under the heading "Potential Payments Upon Termination or Change in Control."

Grants of Plan-Based Awards in Fiscal Year 2021

The following table sets forth information concerning cash incentive opportunities and grants of RSUs and PSUs made to our NEOs during fiscal year 2021. The grant dates set forth below indicate the date on which the Board granted the award.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Other Stock Awards (#)	Other Option Awards	Grant Date Fair Value ($)[4]
		Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)			
Timothy J. FitzGerald										
	[1]	487,500	975,000	1,950,000						
	9/7/2021[2][6]				8,167	23,334	60,668			4,625,265
	9/7/2021[8]							11,666		2,053,566
Bryan E. Mittelman										
	[1]	237,500	475,000	950,000						
	9/7/2021[2][6]				1,750	5,000	13,000			991,100
	9/7/2021[8]							2,500		440,075
Martin M. Lindsay										
	[1]	200,000	400,000	800,000						
	9/7/2021[2][6]				1,633	4,666	12,132			924,845
	9/7/2021[8]							2,334		410,854
James K. Pool III										
	[1]	262,500	525,000	1,050,000						
	9/7/2021[2][6]				2,042	5,834	15,168			1,156,415
	9/7/2021[8]							2,916		513,303
	2/15/2021[3][5]				2,125	5,666	14,166			812,221
	2/15/2021[7]							2,834		388,003
Steven P. Spittle										
	[1]	262,500	525,000	1,050,000						
	9/7/2021[2][6]				2,042	5,834	15,168			1,156,415
	9/7/2021[8]							2,916		513,303
	2/15/2021[3][5]				2,000	5,334	13,334			764,629
	2/15/2021[7]							2,666		365,002

(1) Annual incentive plan award granted pursuant to the VCIP utilizing EBITDA$ and EBITDA% performance metrics.

(2) Represents the PSUs granted on September 7, 2021. Amounts shown in the "threshold" column represent the total number of PSUs that could be earned upon achievement of the performance criteria at the threshold level, including application of a negative 30% TSR modifier and assume continued employment through the applicable vesting dates. Amounts shown in the "target" column represent the number of PSUs that could be earned upon achievement of the performance criteria at the target level and assume continued employment through the applicable vesting dates. Amounts shown in the "maximum" column represent the maximum number of PSUs that could be earned upon achievement of the performance criteria at the maximum level, including application of a positive 30% TSR modifier and continued employment through the applicable vesting dates. Threshold, target and maximum reported numbers in the table above assume potential TSR performance below the 25th percentile for the threshold performance tier, between the 25th percentile and the 75th percentile for the target performance tier, and above the 75th percentile for the maximum performance tier.

(3) Represents the PSUs granted on February 15, 2021. Amounts shown in the "threshold" column represent the total number of PSUs that could be earned upon achievement of the performance criteria at the threshold level, including application of a negative 25% TSR modifier and assume continued employment through the applicable vesting dates. Amounts shown in the "target" column represent the number of PSUs that could be earned upon achievement of the performance criteria at the target level and assume continued employment through the applicable vesting dates. Amounts shown in the "maximum" column represent the maximum number of PSUs that could be earned upon achievement of the performance criteria at the maximum level, including application of a positive 25% TSR modifier and assume continued employment through the applicable vesting dates. Threshold, target and maximum reported numbers in the table above assume potential TSR performance below the 25th percentile for the threshold performance tier, between the 25th percentile and the 75th percentile for the target performance tier, and above the 75th percentile for the maximum performance tier.

(4) Represents the fair value on the grant date of equity awards granted to certain of our Named Executive Officers, consistent with the estimate of the aggregate compensation cost to be recognized over the applicable service period determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For the RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing price per share of our common stock as reported on the date of grant. The closing trading value of our common stock was $136.91 per share on February 15, 2021, and $176.03 per share on September 7, 2021. The dollar amounts for the PSUs are calculated in accordance with FASB ASC Topic 718 and assume payment of PSUs at target using a Monte Carlo simulation valuation model to reflect the impact of the TSR modifier, incorporating the following significant assumptions (i) with respect to the February 15, 2021 grant of (a) a risk-free interest rate of 0.13%, based on the two-year U.S. constant maturity treasury rates as of the grant date on a continuous compounding basis; (b) expected dividend yield of 0.0%; (c) expected volatility of 64.4%, based on the historical trading prices of Middleby with look-back periods commensurate with the expected term; and (d) expected term of 2.0 years, and (ii) with respect to the September 7, 2021 grant of (a) a risk-free interest rate of 0.29%, based on the U.S. constant maturity treasury rates corresponding to the remaining time to the end of the measurement period as of the valuation on a continuous compounding basis; (b) expected dividend yield of 0.0%; (c) expected volatility of 61.0%, based on the historical trading prices of Middleby with look-back periods commensurate with the expected term; and (d) expected term of 2.32 years.

(5) On February 15, 2021, Messrs. Pool and Spittle were granted PSUs that vest based upon Adjusted EPS growth and EV growth per share performance metrics with respect to the performance period commencing on January 2, 2021, and ending on December 31, 2022. Vesting of the PSUs is subject to approval by Compensation Committee following certification of 2022 financial results. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of PSUs that can be earned by 25% for Company TSR performance in the bottom quartile measured against the Company peer group and increases the number of PSUs that can be earned by 25% for Company TSR performance in the top quartile measured against the Company peer group.

(6) On September 7, 2021, each NEO was granted PSUs that vest based upon Adjusted EPS growth and EV growth per share performance metrics with respect to the performance period commencing on January 2, 2021, and ending on December 30, 2023. Vesting of the PSUs is subject to approval by Compensation Committee following certification of 2023 financial results. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of PSUs that can be earned by 30% for Company TSR performance in the bottom quartile measured against the Company peer group and increases the number of PSUs that can be earned by 30% for Company TSR performance in the top quartile measured against the Company peer group.

(7) On February 15, 2021, Messrs. Pool and Spittle were granted time-based RSUs that vest one-half on each of March 1, 2022, and March 1, 2023, subject to continued employment on each such vesting date.

(8) On September 7, 2021, each NEO was granted time-based RSUs that vest one-third on each of March 1, 2022, March 1, 2023, and March 1, 2024, subject to continued employment on each such vesting date.

Outstanding Equity Awards at 2021 Fiscal Year End

The following table sets forth certain information concerning outstanding stock awards held by each of our Named Executive Officers under the LTIP at the end of fiscal year 2021.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Timothy J. FitzGerald	—	—	—	—	—	5,000(3)	983,800	19,775(3)	3,890,929
						10,834(4)	2,131,698	21,666(4)	4,263,002
						11,666(5)	2,295,402	23,334(5)	4,591,198
Bryan E. Mittelman	—	—	—	—	—	1,250(6)	245,950	4,395(6)	864,760
						1,111(7)	218,600	5,000(7)	983,800
						2,500(8)	491,900	5,000(8)	983,800
						2,500(9)	491,900	—	—
Martin M. Lindsay	—	—	—	—	—	1,111(10)	218,600	4,395(10)	864,760
						2,500(11)	491,900	5,000(11)	983,800
						2,334(12)	459,238	4,666(12)	918,082
James K. Pool III	—	—	—	—	—	1,111(13)	218,600	4,395(13)	864,760
						2,834(14)	557,618	5,666(14)	1,114,842
						2,916(15)	573,752	5,834(15)	1,147,898
Steven P. Spittle	—	—	—	—	—	1,111(16)	218,600	4,395(16)	864,760
						2,666(17)	524,562	5,334(17)	1,049,518
						2,916(18)	573,752	5,834(18)	1,147,898

(1) This column reflects time-based restricted stock awards and time-based RSUs awarded to certain of our NEOs. Market value is computed by multiplying the total number of shares subject to the award by the closing price of our common stock of $196.76 per share on December 31, 2021.

(2) This column reflects performance-based restricted stock awards and performance-based PSUs awarded to certain of our NEOs. Market value is computed by multiplying the total target number of shares subject to the award by the closing price of our common stock of $196.76 per share on December 31, 2021.

(3) On August 9, 2019, Mr. FitzGerald was awarded (i) 30,000 target number of performance-based shares of restricted stock that included potential for a maximum vesting of 75,000 shares of performance-based restricted stock, and (ii) 15,000 time-based shares of restricted stock. The performance-based component of the award provides that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three-year performance period based on the achievement of specified cumulative increases in EBITDA and EPS. There is also the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019, 2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period of the award is December 30, 2019, to January 1, 2022. The time-based component is scheduled to vest in 1/3 increments on each of March 10, 2020, March 10, 2021, and March 10, 2022. 5,000 shares of time-based restricted stock vested on March 10, 2022.

(4) On December 31, 2020, Mr. FitzGerald was awarded (i) 21,666 target number of PSUs that included potential for maximum vesting of 54,166 PSUs, and (ii) 10,834 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 31, 2022, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of PSUs that can be earned by 25% for Company TSR performance in the bottom quartile versus the peer group and increases the number of PSUs that can be earned by 25% for Company TSR performance in the top quartile versus the peer group.

(5) On September 7, 2021, Mr. FitzGerald was awarded (i) 23,334 target number of PSUs that included potential for maximum vesting of 60,668 PSUs, and (ii) 11,666 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 30, 2023, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of RSUs that can be earned by 30% for Company TSR performance in the bottom quartile versus the peer group and increases the number of RSUs that can be earned by 30% for Company TSR performance in the top quartile versus the peer group.

(6) On July 16, 2018, Mr. Mittelman was awarded 5,000 time-based shares of restricted stock, of which 1,250 shares remained unvested as of the end of the 2021 fiscal year.

(7)   On August 9, 2019, Mr. Mittelman was awarded (i) 6,667 target number of performance-based shares of restricted stock that included potential for a maximum vesting of 16,667 shares of performance-based restricted stock, and (ii) 3,333 time-based shares of restricted stock. The performance-based component of the award provides that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three-year performance period based on the achievement of specified cumulative increases in EBITDA and EPS. There is also the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019, 2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period of the award is December 30, 2019, to January 1, 2022. The time-based component is scheduled to vest in 1/3 increments on each of March 10, 2020, March 10, 2021, and March 10, 2022. 1,111 shares of time-based restricted stock vested on March 10, 2022.

(8)   On December 31, 2020, Mr. Mittelman was awarded (i) 5,000 target number of PSUs that included potential for maximum vesting of 12,500 PSUs, and (ii) 2,500 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 31, 2022, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of PSUs that can be earned by 25% for Company TSR performance in the bottom quartile versus the peer group and increases the number of PSUs that can be earned by 25% for Company TSR performance in the top quartile versus the peer group.

(9)   On September 7, 2021, Mr. Mittelman was awarded (i) 5,000 target number of PSUs that included potential for maximum vesting of 13,000 PSUs, and (ii) 2,500 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 30, 2023, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of RSUs that can be earned by 30% for Company TSR performance in the bottom quartile versus the peer group and increases the number of RSUs that can be earned by 30% for Company TSR performance in the top quartile versus the peer group.

(10) On August 9, 2019, Mr. Lindsay was awarded (i) 6,667 target number of performance-based shares of restricted stock that included potential for a maximum vesting of 16,667 shares of performance-based restricted stock, and (ii) 3,333 time-based shares of restricted stock. The performance-based component of the award provides that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three-year performance period based on the achievement of specified cumulative increases in EBITDA and EPS. There is also the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019, 2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period of the award is December 30, 2019, to January 1, 2022. The time-based component is scheduled to vest in 1/3 increments on each of March 10, 2020, March 10, 2021, and March 10, 2022. 1,111 shares of time-based restricted stock vested on March 10, 2022.

(11) On December 31, 2020, Mr. Lindsay was awarded (i) 5,000 target number of PSUs that included potential for maximum vesting of 12,500 PSUs, and (ii) 2,500 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 31, 2022, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of PSUs that can be earned by 25% for Company TSR performance in the bottom quartile versus the peer group and increases the number of PSUs that can be earned by 25% for Company TSR performance in the top quartile versus the peer group.

(12) On September 7, 2021, Mr. Lindsay was awarded (i) 4,666 target number of PSUs that included potential for maximum vesting of 12,132 PSUs, and (ii) 2,334 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 30, 2023, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of RSUs that can be earned by 30% for Company TSR performance in the bottom quartile versus the peer group and increases the number of RSUs that can be earned by 30% for Company TSR performance in the top quartile versus the peer group.

(13) On August 2, 2019, Mr. Pool was awarded (i) 6,667 target number of performance-based shares of restricted stock that included potential for a maximum vesting of 16,667 shares of performance-based restricted stock, and (ii) 3,333 time-based shares of restricted stock. The performance-based component of the award provides that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three-year performance period based on the achievement of specified cumulative increases in EBITDA and EPS. There is also the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019, 2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period of the award is December 30, 2019, to January 1, 2022. The time-based component is scheduled to vest in 1/3 increments on each of March 10, 2020, March 10, 2021, and March 10, 2022. 1,111 shares of time-based restricted stock vested on March 10, 2022.

(14) On February 15, 2021, Mr. Pool was awarded (i) 5,666 target number of PSUs that included potential for maximum vesting of 14,166 PSUs, and (ii) 2,834 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 31, 2022, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of PSUs that can be earned by 25% for Company TSR performance in the bottom quartile versus the peer group and increases the number of PSUs that can be earned by 25% for Company TSR performance in the top quartile versus the peer group.

(15) On September 7, 2021, Mr. Pool was awarded (i) 5,834 target number of PSUs that included potential for maximum vesting of 15,168 PSUs, and (ii) 2,916 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 30, 2023, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of RSUs that can be earned by 30% for Company TSR performance in the bottom quartile versus the peer group and increases the number of RSUs that can be earned by 30% for Company TSR performance in the top quartile versus the peer group.

(16) On August 2, 2019, Mr. Spittle was awarded (i) 6,667 target number of performance-based shares of restricted stock that included potential for a maximum vesting of 16,667 shares of performance-based restricted stock, and (ii) 3,333 time-based shares of restricted stock. The performance-based component of the award provides that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three-year performance period based on the achievement of specified cumulative increases in EBITDA and EPS. There is also the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019, 2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period of the award is December 30, 2019, to January 1, 2022. The time-based component is scheduled to vest in 1/3 increments on each of March 10, 2020, March 10, 2021, and March 10, 2022. 1,111 shares of time-based restricted stock vested on March 10, 2022.

(17) On February 15, 2021, Mr. Spittle was awarded (i) 5,334 target number of PSUs that included potential for maximum vesting of 13,334 PSUs, and (ii) 2,666 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 31, 2022, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of PSUs that can be earned by 25% for Company TSR performance in the bottom quartile versus the peer group and increases the number of PSUs that can be earned by 25% for Company TSR performance in the top quartile versus the peer group.

(18) On September 7, 2021, Mr. Spittle was awarded (i) 5,834 target number of PSUs that included potential for maximum vesting of 15,168 PSUs, and (ii) 2,916 RSUs. The performance-based component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021, to December 30, 2023, performance period. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of RSUs that can be earned by 30% for Company TSR performance in the bottom quartile versus the peer group and increases the number of RSUs that can be earned by 30% for Company TSR performance in the top quartile versus the peer group.

Stock Vested for Fiscal Year 2021

The following table sets forth the aggregate amounts received or realized in connection with the vesting of stock awards under the LTIP during the 2021 fiscal year by each of the Named Executive Officers. There were no stock option exercises by the Named Executive Officers during the 2021 fiscal year.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Timothy J. FitzGerald[1]	5,000	841,250
Bryan E. Mittelman[2]	2,361	416,013
Martin M. Lindsay[3]	1,111	186,926
James K. Pool III[4]	1,111	186,926
Steven P. Spittle[5]	1,111	186,926

(1) 5,000 shares of time-based restricted stock that were awarded on August 9, 2019, vested on March 10, 2021.
(2) 1,111 shares of time-based restricted stock that were awarded on August 9, 2019, vested on March 10, 2021. 1,250 shares of time-based restricted stock that were awarded on July 16, 2018, vested on July 16, 2021.
(3) 1,111 shares of time-based restricted stock that were awarded on August 9, 2019, vested on March 10, 2021.
(4) 1,111 shares of time-based restricted stock that were awarded on August 2, 2019, vested on March 10, 2021.
(5) 1,111 shares of time-based restricted stock that were awarded on August 2, 2019, vested on March 10, 2021.

Potential Payments Upon Termination or Change in Control

Under Employment Agreements

Timothy J. FitzGerald

During the term of Mr. FitzGerald's employment agreement, as described above under the heading "Employment Agreements with Named Executive Officers," Mr. FitzGerald's employment can be terminated by the Company or MM or by Mr. FitzGerald at any time, or by the death of Mr. FitzGerald.

If Mr. FitzGerald's employment is terminated by the Company for reasons other than "cause" (as defined in the employment agreement), or by Mr. FitzGerald due to a material diminution of his duties, or due to his death or disability, Mr. FitzGerald would be entitled to a pro-rata share of any incentive compensation under the VCIP that would otherwise have been payable to him based on actual performance had he remained employed by the Company until the last day of the fiscal year. In addition, if the Company terminates Mr. FitzGerald's employment without cause, or if Mr. FitzGerald terminates his employment due to a material diminution of his duties, Mr. FitzGerald would be entitled to (i) a lump sum payment equal to three times the sum of (x) his annual base salary for the full calendar year immediately prior to the date of termination and (y) an amount equal to the greater of (I) the amount of his annual incentive bonus with respect to the full calendar year immediately prior to the year of termination and (II) the average of his annual incentive bonuses for each of the three calendar years immediately prior to the year of termination, and (ii) continued coverage under any medical, dental, vision, disability and life insurance program or policy maintained by the Company for twenty-four months at the active employee cost.

If any amount payable to Mr. FitzGerald is deemed under the Internal Revenue Code to be made in connection with a change in control of the Company and would result in imposition of an excise tax, the employment agreement provides that Mr. FitzGerald's payments will be reduced to an amount that would not result in the imposition of an excise tax, to the extent such reduction would result in a greater after-tax benefit to Mr. FitzGerald.

Under Equity Incentive Plans

In the event of a termination of employment by the Company other than for cause (with respect to Messrs. FitzGerald, Mittelman, Lindsay, Pool and Spittle), or resignation due to a diminution of duties (with respect to Mr. FitzGerald), a portion of the time-based component of any outstanding share awards would immediately vest on a pro-rata basis. Further, the performance-based component of any outstanding restricted stock or PSU award will vest in that number of shares or PSUs that would have vested based on actual performance, pro-rated for the number of days of the relevant performance period through the date of termination. Any remaining shares that do not vest are forfeited.

In the event of a "change in control" (as defined in the performance share award agreement), all of the time-based shares or RSUs, to the extent not already vested, would immediately vest as of the date of such change of control. The performance share or PSU award would immediately vest in the greater of (i) the target number of shares or PSUs or (ii) the number of shares that would have vested based on actual performance measured immediately prior to the date of the change of control as determined by the Compensation Committee. Any remaining shares that do not vest are forfeited.

Quantification

The tables below illustrate the potential payments to each Named Executive Officer under each of the circumstances discussed above. The tables assume that the terminations or change in control, as applicable, took place on January 1, 2022, the last day of our 2021 fiscal year, and are based on the applicable executive's current employment terms and the closing value of our common stock on December 31, 2021, the last trading day of our 2021 fiscal year, which was $196.76 per share.

Name	Type of Payment	Involuntary Termination Without Cause		Voluntary Termination due to Material Diminution of Duties		Change in Control	
Timothy J. FitzGerald	Cash Severance	$	9,871,876	$	9,871,876	$	9,871,876[1]
	Benefits	$	34,707[2]	$	34,707[2]	$	34,707[2]
	Accelerated Vesting of Restricted Stock, RSUs or PSUs	$	8,384,532[3]	$	8,384,532[3]	$	18,156,029[3]
	Total	**$**	**18,291,115**	**$**	**18,291,115**	**$**	**28,062,612**
Bryan E. Mittelman	Cash Severance	$	—	$	—	$	—
	Accelerated Vesting of Restricted Stock, RSUs or PSUs	$	1,985,479[4]	$	—	$	4,280,514[4]
	Total	**$**	**1,985,479**	**$**	**—**	**$**	**4,280,514**
Martin M. Lindsay	Cash Severance	$	—	$	—	$	—
	Accelerated Vesting of Restricted Stock, RSUs or PSUs	$	1,839,481[5]	$	—	$	3,936,184[5]
	Total	**$**	**1,839,481**	**$**	**—**	**$**	**3,936,184**
James K. Pool III	Cash Severance	$	—	$	—	$	—
	Accelerated Vesting of Restricted Stock, RSUs or PSUs	$	2,052,638[6]	$	—	$	4,477,274[6]
	Total	**$**	**2,052,638**	**$**	**—**	**$**	**4,477,274**
Steven P. Spittle	Cash Severance	$	—	$	—	$	—
	Accelerated Vesting of Restricted Stock, RSUs or PSUs	$	2,003,448[7]	$	—	$	4,378,894[7]
	Total	**$**	**2,003,448**	**$**	**—**	**$**	**4,378,894**

(1) This potential payment upon change in control assumes that upon such change in control Mr. FitzGerald's employment also was terminated by the Company without cause or there was a voluntary termination due to material diminution of duties. In the event of a change in control not including a qualifying termination, Mr. FitzGerald would be entitled to $1,736,719, which is a payment equal to the short-term incentive for the year of the assumed change in control.

(2) In the event of involuntary termination without cause or voluntary termination due to material diminution of duties, Mr. FitzGerald is entitled to receive continued coverage under any medical, dental, vision, disability and life insurance program or policy maintained by the Company on terms and conditions no less favorable than those applicable to senior executive officers of the Company from time to time (including with respect to payment for the costs thereof) for twenty-four (24) months. This row estimates the value of this benefit.

(3) Includes 75,000 shares of performance-based restricted stock (30,000 at target) and 15,000 shares of time-based restricted stock that were granted on August 9, 2019. Includes 21,666 PSUs and 10,834 RSUs that were granted on December 31, 2020. Includes 23,334 PSUs and 11,666 RSUs that were granted on September 7, 2021. In the event of a change of control, such time-based restricted stock and RSUs, to the extent not then vested, would immediately vest in full, such performance-based restricted stock would immediately vest in the greater of (i) the number of shares that would vest at the target level of performance and (ii) the number of shares that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company or by Mr. FitzGerald due to a material diminution in duties, the time-based restricted stock and RSUs would immediately vest in that number of shares of time-based restricted stock or RSUs that were granted, pro-rated for the period of time employed by the Company during the relevant performance period, and (ii) such restricted performance stock or PSUs would immediately vest in that number of shares or PSUs that would vest based on actual performance measured as of the end of the fiscal year in which the date of such termination occurs, or in the case of PSUs, the end of the performance period, pro-rated for the number of days worked through the date of termination.

(4) Includes 16,667 shares of performance-based restricted stock (6,667 at target) and 3,333 shares of time-based restricted stock that were granted on August 9, 2019. Includes 5,000 PSUs and 2,500 RSUs that were granted on December 31, 2020. Includes 5,000 PSUs and 2,500 RSUs that were granted on September 7, 2021. In the event of a change of control, such time-based restricted stock, to the extent not then vested, would immediately vest in full, and such performance-based restricted stock would immediately vest in the greater of (i) the number of shares that would vest at the target level of performance and (ii) the number of shares that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company, the time-based restricted stock and RSUs would immediately vest in that number of shares of time-based restricted stock or RSUs that were granted, pro-rated for the period of time employed

by the Company during the relevant performance period, and (ii) such restricted performance stock or PSUs would immediately vest in that number of shares or PSUs that would vest based on actual performance measured as of the end of the fiscal year in which the date of such termination occurs, or in the case of PSUs, the end of the performance period, pro-rated for the number of days worked through the date of termination.

(5) Includes 16,667 shares of performance-based restricted stock (6,667 at target) and 3,333 shares of time-based restricted stock that were granted on August 9, 2019. Includes 5,000 PSUs and 2,500 RSUs that were granted on December 31, 2020. Includes 4,666 PSUs and 2,334 RSUs that were granted on September 7, 2021. In the event of a change of control, such time-based restricted stock, to the extent not then vested, would immediately vest in full, and such performance-based restricted stock would immediately vest in the greater of (i) the number of shares that would vest at the target level of performance and (ii) the number of shares that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company, the time-based restricted stock or RSUs would immediately vest in that number of shares of time-based restricted stock or RSUs that were granted, pro-rated for the period of time employed by the Company during the relevant performance period, and (ii) such restricted performance stock or PSUs would immediately vest in that number of shares or PSUs that would vest based on actual performance measured as of the end of the fiscal year in which the date of such termination occurs, or in the case of PSUs, the end of the performance period, pro-rated for the number of days worked through the date of termination.

(6) Includes 16,667 shares of performance-based restricted stock (6,667 at target) and 3,333 shares of time-based restricted stock that were granted on August 2, 2019. Includes 5,666 PSUs and 2,834 RSUs that were granted on February 15, 2021. Includes 5,834 PSUs and 2,916 RSUs that were granted on September 7, 2021. In the event of a change of control, such time-based restricted stock, to the extent not then vested, would immediately vest in full, and such performance-based restricted stock would immediately vest in the greater of (i) the number of shares that would vest at the target level of performance and (ii) the number of shares that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company, the time-based restricted stock and RSUs would immediately vest in that number of shares of time-based restricted stock or RSUs that were granted, pro-rated for the period of time employed by the Company during the relevant performance period, and (ii) such restricted performance stock or PSUs would immediately vest in that number of shares or PSUs that would vest based on actual performance measured as of the end of the fiscal year in which the date of such termination occurs, or in the case of PSUs, the end of the performance period, pro-rated for the number of days worked through the date of termination.

(7) Includes 16,667 shares of performance-based restricted stock (6,667 at target) and 3,333 shares of time-based restricted stock that were granted on August 2, 2019. Includes 5,334 PSUs and 2,666 RSUs that were granted on February 15, 2021. Includes 5,834 PSUs and 2,916 RSUs that were granted on September 7, 2021. In the event of a change of control, such time-based restricted stock, to the extent not then vested, would immediately vest in full, and such performance-based restricted stock would immediately vest in the greater of (i) the number of shares that would vest at the target level of performance and (ii) the number of shares that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company, the time-based restricted stock and RSUs would immediately vest in that number of shares of time-based restricted stock or RSUs that were granted, pro-rated for the period of time employed by the Company during the relevant performance period, and (ii) such restricted performance stock or PSUs would immediately vest in that number of shares or PSUs that would vest based on actual performance measured as of the end of the fiscal year in which the date of such termination occurs, or in the case of PSUs, the end of the performance period, pro-rated for the number of days worked through the date of termination.

CEO Compensation Pay Ratio for Fiscal Year 2021

We monitor the relationship between the compensation of our executive officers and the compensation of our non-managerial employees. For 2021, Mr. FitzGerald's total compensation of $9,406,995 was approximately 230 times the total compensation of a median employee, $40,826. We identified the median employee using base salary and bonus payments (i.e., cash-based compensation) for all individuals, excluding Mr. FitzGerald, who were employed by Middleby on January 1, 2022 (whether employed on a full time, part-time, seasonal, or temporary basis). After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use to determine Mr. FitzGerald's compensation for the Summary Compensation Table.

Middleby is a global company with a total employee population of approximately 10,894 employees as of January 1, 2022. This total is made up of approximately 6,374 U.S-based employees and approximately 4,520 employees located in 22 jurisdictions outside of the U.S. Our employee population studied to determine the median employee consisted of approximately 10,894 individuals.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of shares of Middleby common stock as of March 18, 2022, by each person known by the Company to be the beneficial owner of more than five percent of our common stock, each director and each nominee for director, each Named Executive Officer for fiscal year 2021, and all current directors and executive officers as a group. Unless otherwise indicated below, the address for each person listed below is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Of Class
Directors, Director Nominees, and Executive Officers:		
Timothy J. FitzGerald	319,223[1]	*
Bryan E. Mittelman	14,689	
Martin M. Lindsay	75,479	*
James K. Pool III	20,090	*
Steven P. Spittle	14,408	*
Sarah Palisi Chapin	7,710	*
Cathy McCarthy	8,425	*
John R. Miller III	13,041	*
Robert E. Nerbonne	18,757	*
Gordon O'Brien	38,960	*
Nassem Ziyad	8,810	*
All directors, nominees and executive officers of the Company (10 individuals)	539,592	0.98%
Other 5% Holders:		
The Vanguard Group	5,157,905[2]	9.41%
100 Vanguard Boulevard Malvern, PA 19355		
Wellington Management Group LLP	4,651,089[3]	8.49%
/co Wellington Management Company LLP 280 Congress Street Boston, MA 02210		
Blackrock	4,489,479[4]	8.19%
55 East 52nd Street New York, NY 10055		

*   Indicates beneficial ownership of less than 1%.

(1)   Includes 6,250 shares held by Mr. FitzGerald's spouse as trustee, 6,250 shares held by Mr. FitzGerald as trustee, and 25,200 shares held by Mr. FitzGerald's spouse and children.

(2)   Based on a Schedule 13G/A filed with the SEC on February 9, 2022, by The Vanguard Group, The Vanguard Group beneficially owns 5,157,905 shares and has (a) sole voting power with respect to 0 shares, (b) shared voting power with respect to 28,400 shares, (c) sole dispositive power with respect to 5,080,208 shares, and (d) shared dispositive power with respect to 77,697 shares.

(3)   Based on a Schedule 13G filed with the SEC on February 14, 2022, by Wellington Management Group LLP, Wellington Management Group LLP beneficially owns 4,651,089 shares and has (a) shared voting power with respect to 4,189,584 shares and (b) shared dispositive power with respect to 4,651,089 shares.

(4)   Based on a Schedule 13G filed with the SEC on February 1, 2022, by Blackrock, Inc., Blackrock, Inc. beneficially owns 4,489,479 shares and has (a) sole voting power with respect to 4,341,918 shares and (b) sole dispositive power with respect to 4,489,479 shares.

Equity Compensation Plan Information

The following table sets forth information with respect to securities authorized for issuance under our equity compensation plans as of January 1, 2022.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (#)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (c)
Equity compensation plans approved by security holders	335,124[1] $	—[2]	2,318,827[3]
Total	**335,124**	**—**	**2,318,827**

(1) Indicates the number of RSUs and PSUs that were outstanding under the LTIP as of January 1, 2022. The PSUs have been calculated based on the target outcome of the applicable performance conditions.

(2) There is no exercise price associated with the RSUs and PSUs. Accordingly, the weighted average exercise price does not take these awards into account.

(3) Represents shares issuable as of January 1, 2022, under the LTIP, the only equity compensation plan under which equity compensation awards may be issued in the future.

Delinquent Section 16(a) Reports

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, the Company's directors and executive officers and any person that beneficially owns more than ten percent of the Company's common stock are required to report their beneficial ownership and any changes in that ownership to the SEC and the NASDAQ. These reports are required to be submitted by specified deadlines, and the Company is required to report in this proxy statement any failure by directors, officers and beneficial owners of more than ten percent of its common stock to file such reports on a timely basis during the Company's most recent fiscal year or, in the case of such a failure that has not previously been so disclosed, prior fiscal years.

Based solely on a review of the copies of reports furnished to the Company during and with respect to the year ended January 1, 2022, and written representations from certain of the Company's directors and executive officers, the Company does not know of any failure by its executive officers, directors and beneficial owners of more than ten percent of its common stock to file on a timely basis any reports required by Section 16(a) for the year ended January 1, 2022, and, to the extent applicable for purposes of this disclosure, prior fiscal years.

Proposal No. 3
Ratification of Selection of Independent Public Accountants

Ernst & Young LLP served as independent public accountants for the Company for the fiscal year ended January 1, 2022. The Audit Committee has selected Ernst & Young LLP to continue to provide audit services for the current fiscal year ending December 31, 2022. Accordingly, the Board recommends that stockholders ratify the selection of Ernst & Young LLP as the Company's independent auditor for the current fiscal year. Representatives of Ernst & Young LLP are expected to attend the annual meeting, to make a statement if they desire to do so, and to be available to respond to appropriate questions.

Vote Required for Approval; Board Recommendation

The vote of a majority of votes cast at the Annual Meeting is necessary to approve the proposal to ratify the selection of Ernst & Young LLP as the Company's independent public accountants.

⊘ **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP.**

Report of the Audit Committee

The Audit Committee conducts its oversight activities for the Company to fulfill its duties and responsibilities outlined in the Audit Committee charter.

For the fiscal year ended January 1, 2022, the Audit Committee has reviewed and discussed the audited financial statements and internal controls over financial reporting with management and the Company's independent registered public accounting firm, Ernst & Young, LLP.

The Audit Committee has discussed with the Company's independent registered public accounting firm the matters that are required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, as modified or supplemented, by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee has also received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable PCAOB rules regarding Ernst & Young's communication with the Audit Committee concerning independence, and held discussions with Ernst & Young regarding independence.

Based on the review and discussions outlined above, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Company's Annual Report on Form 10-K for the year ended January 1, 2022.

The Middleby Corporation Audit Committee
Cathy McCarthy, Chairperson
Gordon O'Brien, and
Nassem Ziyad

Audit Firm Fee Summary

	2021	2020
Audit Fees—Fees for the annual financial statement and internal control audits, reviews of the Company's quarterly reports on Form 10-Q, and services normally provided by the independent auditor in connection with statutory and regulatory filings	$ 4,145,000	$ 3,906,000
Audit-Related Fees—Fees for the assurance and related services that are associated with the performance of the audit or interim financial statement review and are not reported under audit fees	$ 111,400	$ 249,195
Tax Fees—Fees for tax compliance	$ 8,700	$ —
—Fees for assistance with tax audits and tax planning	$ 133,600	$ 87,700
All Other Fees	$ —	$ —

All of the services described in Audit Fees, Audit-Related Fees, Tax Fees, and All Other Fees were pre-approved by the Audit Committee.

The Audit Committee has considered whether the provision of non-audit services by the Company's principal auditor is compatible with maintaining the independence of the Company's public accountants.

The Audit Committee charter provides that the Audit Committee must pre-approve all audit and permitted non-audit services to be performed by the independent auditor (subject to the de minimis exceptions under applicable law, rules, and regulations). However, the Audit Committee may delegate to one or more designated committee members the authority to grant such pre-approvals. The decisions of any member to whom such authority is delegated will be presented to the full Audit Committee at its next regularly scheduled meeting. In determining whether to pre-approve permitted non-audit services, the Audit Committee (or the members with authority to pre-approve) must consider whether the auditor's performance of such services is compatible with independence.

Information About the Annual Meeting

Who can attend and vote at the Annual Meeting?

Stockholders of record at the close of business on March 18, 2022 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. On the Record Date, there were 54,791,127 outstanding shares of Middleby common stock. In deciding all questions at the Annual Meeting, each stockholder will be entitled to one vote for each share held on the Record Date. Please note that if you hold your shares through a bank, broker or other nominee, you must obtain a legal proxy from such nominee, if you want to vote at the meeting.

If you wish to submit a question, you may do so during the meeting at www.virtualshareholdermeeting.com/MIDD2022. Only stockholders with a valid control number will have access to ask questions during the meeting. Questions pertinent to meeting matters will be answered during the meeting as time allows. If we receive substantially similar written questions, we may group such questions together and provide a single response to avoid repetition and allow time for additional questions.

If you experience technical difficulties, please contact the technical support telephone number posted on www.virtualshareholdermeeting.com/MIDD2022.

What are the quorum requirements for the meeting?

The election inspectors appointed for the Annual Meeting will determine the presence of a quorum and tabulate the votes cast. The presence, in person or represented by proxy, of the holders of a majority of the shares of Middleby common stock outstanding and entitled to vote will constitute a quorum that enables us to transact business at the meeting. Abstentions and broker non-votes will be included in determining whether we have a quorum. For information on broker non-votes, see *"What is a broker non-vote?"* below.

What proposals will be voted on at the meeting, and what is the vote required to pass?

The following table shows information about the three proposals we will consider at the meeting.

Proposal	Board voting recommendation	Vote required to pass
Election of directors	**FOR** all nominees	Election of each individual director requires the vote of a majority of the votes cast
Advisory vote to approve executive compensation	**FOR**	Majority of the votes cast
Ratification of the independent public accountants	**FOR**	Majority of the votes cast

For each proposal we will consider only votes actually cast, whether in person or by proxy. Abstentions and broker non-votes will not have any effect on the results.

What is a broker non-vote?

If you are not a registered owner of Middleby stock—meaning you own your shares through a bank, broker, or other nominee—you are considered a "beneficial owner." Your nominee is the registered owner of your stock, but you are entitled to tell your nominee how to vote your shares. In some cases, your nominee can vote your shares without instructions. At our Annual Meeting, nominees can use their discretion to vote on the proposal regarding the ratification of the auditors even if they don't have instructions from the beneficial owners. On all other matters—the election of directors and the advisory approval of executive compensation— nominees cannot vote without instructions from the beneficial owners. A broker non-vote occurs when a broker does not have discretionary authority or voting instructions as to certain shares to vote on a particular matter.

How can I vote?

If you own shares in your own name, you may vote in one of the following ways:

- visit the website shown on your Notice of Internet Availability of Proxy Materials or proxy card to vote electronically
- follow the instructions on your Notice of Internet Availability of Proxy Materials or proxy card to vote by telephone
- if you requested printed proxy materials, sign and return the proxy card using the postage-paid envelope provided
- virtually attend the Annual Meeting and vote in person

If you own shares through a bank, broker or other nominee, please follow the instructions provided by such nominee to ensure your votes are executed. If you wish to vote your shares virtually in person at the Annual Meeting, you must obtain a legal proxy from your nominee. Please contact your bank, broker or other nominee for more information.

How will my shares be voted if I submit a proxy before the Annual Meeting?

Properly executed proxies will be voted in the manner directed by the stockholder. Any proxies submitted without voting instructions will be voted as follows:

- FOR the election of each of the nominees as a director of the Company;
- FOR the approval, on an advisory basis, of the 2021 compensation of the Company's named executive officers; and
- FOR the ratification of the selection of Ernst & Young LLP as the Company's independent public accountants for the fiscal year ending December 31, 2022.

As of the date of this Proxy Statement, the Board knows of no other business that will be presented for consideration at the Annual Meeting. If other proper matters are presented at the meeting, the proxy holders named in the enclosed form of proxy are authorized to take such actions as they deem appropriate.

If I vote or give my proxy in advance, can I change my mind?

You can revoke your proxy at any time before it is voted by giving written notice to the Secretary of the Company, either prior to the meeting (at the Company's Elgin Illinois address) or at the meeting if you virtually attend in person. You also can submit a new proxy, which will revoke a prior-dated proxy.

Why didn't I receive a printed copy of the proxy materials?

As permitted by SEC rules, we have elected to provide access to our proxy materials and 2021 Annual Report online instead of sending all stockholders a full set of printed proxy materials. We believe that electronic delivery provides you with prompt access to our proxy materials, lowers our costs of printing and delivering proxy materials, and minimizes the environmental impact of printing paper copies. You should have already received the Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy materials and vote. If you would like to receive a printed copy of our proxy materials, follow the instructions for requesting such materials set forth on the Notice of Internet Availability of Proxy Materials.

Several members of my family own Middleby stock. Why didn't we each receive proxy materials?

SEC rules permit us to deliver one Notice of Internet Availability of Proxy Materials to a single address that is shared by two or more stockholders. This delivery method, known as "householding," can result in significant cost savings. We have delivered only one Notice of Internet Availability of Proxy Materials to multiple stockholders who share an address unless we received contrary instructions from an affected stockholder before the mailing date. We will deliver promptly, upon request, a separate copy of the Notice of Internet Availability of Proxy Materials to any stockholder at a shared address to which a single copy of the notice was delivered. If you prefer to receive separate copies of the Notice of Internet Availability of Proxy Materials for the upcoming meeting or all future meetings of the stockholders,

contact Broadridge Financial Solutions, Inc. at 866-540-7095 or in writing at Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future Notices of Internet Availability of Proxy Materials for your household for all future meetings of the stockholders, please contact Broadridge Financial Solutions, Inc. at the above phone number or address.

Who is paying for this proxy solicitation?

This solicitation of proxies is made by the Company, and the Company is responsible for all associated expenses. Proxies may be solicited on behalf of the Company by directors, officers, and employees of the Company by mail, telephone, or electronically. The Company will reimburse brokers and others holding common stock as nominees for their expenses in sending proxy materials to the beneficial owners and obtaining their proxies.

How can I submit a proposal for inclusion in the Company's proxy materials for next year's annual meeting?

Under SEC rules, a stockholder who intends to present a proposal at the 2023 Annual Meeting and who wishes the proposal to be included in our proxy statement for that meeting pursuant to Rule 14a-8 under the Exchange Act must submit the proposal in writing to the Secretary of the Company at the Company's principal executive offices at 1400 Toastmaster Drive, Elgin Illinois, 60120. The proposal must be received no later than December 1, 2022 (120 days before March 31, 2023, the one-year anniversary of the anticipated mailing date of this Proxy Statement).

How can I submit other proposals and a candidate for the Board for next year's annual meeting?

Under our Bylaws, written notice of (i) proposals intended to be presented by a stockholder at the 2023 Annual Meeting, but that are not intended for inclusion in our proxy statement for that meeting pursuant to Rule 14a-8, and (ii) nominees for the election of directors intended to be made by a stockholder at the 2023 Annual Meeting, must be delivered to the Secretary of the Company at the Company's principal executive offices at 1400 Toastmaster Drive, Elgin, Illinois, 60120 between January 16, 2023, and February 15, 2023. However, if the 2023 Annual Meeting is called for a date that is not within thirty days before or after May 16, 2023, your proposal or nomination must be received not later than the close of business on the tenth day following the day on which notice of the date of the 2023 Annual Meeting was mailed or public disclosure of the date of that annual meeting was made, whichever first occurs. Such advance notice deadline will also be the deadline for a proposal to be considered "timely" for purposes of Rule 14a-4(c) under the Exchange Act. To be in proper written form, such a notice must set forth the information prescribed in the Company's Bylaws.

By Order of the Board of Directors

MARTIN M. LINDSAY
Chief Risk and Administration Officer, Treasurer and Secretary

Dated: **March 31, 2022**

Annex A

Non-GAAP Financial Measures

The Company supplements its consolidated financial statements presented on a GAAP basis with the non-GAAP financial information provided in this Proxy Statement to provide investors with greater insight, increase transparency and allow for a more comprehensive understanding of the information used by management in its financial and operational decision-making. The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP, and the financial results prepared in accordance with GAAP and reconciliations from these results should be carefully evaluated. In addition, the non-GAAP financial measures included in this proxy statement do not have standard meanings and may vary from similarly titled non-GAAP financial measures used by other companies.

The Company believes that the adjusted net earnings per share measure is useful as a supplement to its GAAP results of operations to evaluate certain aspects of its operations and financial performance, and its management team primarily focuses on non-GAAP items in evaluating performance for business planning purposes. The Company also believes that this measure assists it with comparing its performance between various reporting periods on a consistent basis, as it removes from operating results the impact of items that, in its opinion, do not reflect its core operating performance including, for example, intangibles amortization expense, impairment charges, restructuring expenses, and other charges which management considers to be outside core operating results.

The Company believes that free cash flow is an important measure of operating performance because it provides management and investors a measure of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, repaying debt and repurchasing our common stock.

The Company believes that its presentation of these non-GAAP financial measures is useful because it provides investors and securities analysts with the same information that Middleby uses internally for purposes of assessing its core operating performance. Additional information regarding these non-GAAP financial measures is available in the Company's Form 8-K filed with the SEC on February 22, 2022 and in other Company filings with the SEC.

Reconciliation of Net Earnings Per Share (a GAAP Measure) to Adjusted Net Earnings Per Share (a Non-GAAP Measure)

	Diluted per share				
	2021 ($)	2020 ($)	2019 ($)	2018 ($)	2017 ($)
Net earnings	8.62	3.76	6.33	5.70	5.26
Amortization[1]	1.46	1.31	1.18	1.10	0.71
Amortization of discount on convertible notes	—	0.13	—	—	—
Restructuring expenses	0.14	0.22	0.19	0.35	0.35
Acquisition related inventory step-up charge	0.07	0.05	0.05	0.10	0.06
Facility consolidation related expenses	0.02	0.06	0.10	—	—
Net periodic pension benefit (other than service costs & curtailment)	(0.80)	(0.73)	(0.54)	(0.68)	(0.56)
Merger termination fee, net deal costs	(1.59)				
Curtailment loss	—	0.27	0.02	—	—
Gain on sale of plant	(0.01)	(0.04)	—	—	(0.21)
Impairments	—	0.28	—	—	1.02
Gain on litigation settlement	—	—	(0.27)	—	—
Former Chairman & CEO transition costs	—	—	0.18	—	—
Discrete tax adjustments	(0.33)				
Income tax effect of pre-tax adjustments	0.17	(0.35)	(0.22)	(0.22)	(0.31)
Adjustment of shares excluded due to anti-dilution effect on GAAP net earnings[2]	0.19	—	—	—	—
Adjusted net earnings	7.94	4.96	7.02	6.35	6.32
Diluted weighted average number of shares (in thousands)	56,665	55,136	55,656	55,604	56,719
Adjustment for shares excluded due to anti-dilution effect on GAAP net earnings (in thousands)[2]	(1,393)	—	—	—	—
Adjusted diluted weighted average number of shares (in thousands)	55,272	55,136	55,656	55,604	56,719

(1) Includes amortization of deferred financing costs and convertible notes issuance costs.

(2) Adjusted diluted weighted average number of shares was calculated based on excluding the dilutive effect of shares to be issued upon conversion of the notes to satisfy the amount in excess of the principal since the company's capped call offsets the dilutive impact of the shares underlying the convertible notes. The calculation of adjusted diluted earnings per share excludes the principal portion of the convertible notes as this will always be settled in cash.

Reconciliation of Cash Flow from Operating Activities (a GAAP Measure) to Free Cash Flow (a Non-GAAP Measure)

	2021 ($)	2020 ($)	2019 ($)	2018 ($)	2017 ($)	2016 ($)	2015 ($)	2014 ($)	2013 ($)	2012 ($)
Cash flow from operations	423,399	524,785	377,425	368,914	304,455	294,110	249,592	233,882	146,158	128,346
Less: Capital expenditures, net	(40,261)	(20,702)	(46,609)	(36,040)	(40,215)	(24,817)	(22,362)	(13,143)	(14,640)	(7,652)
Free cash flow	383,138	504,083	330,816	332,874	264,240	269,293	227,230	220,739	131,518	120,694



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